INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 24, 1997


PROSPECTUS

                                2,500,000 SHARES

                                     [LOGO]
                                  COMMON STOCK


    All of the 2,500,000 shares of Common Stock offered hereby are being sold by SUGEN, Inc. ("SUGEN" or the "Company"). Zeneca Limited, a wholly owned subsidiary of Zeneca Group PLC, has indicated to the Company that it intends to purchase approximately 570,000 shares in the Offering at the public offering price. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol SUGN. On October 23, 1997, the last reported sale price of the Common Stock was $17.25 per share. See "Price Range of Common Stock."


                                 --------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.

                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                          PRICE TO          UNDERWRITING        PROCEEDS TO
                                                           PUBLIC           DISCOUNT (1)        COMPANY (2)
Per Share..........................................          $                   $                   $
Total (3)..........................................          $                   $                   $

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $500,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price
    to Public, Underwriting Discount and Proceeds to Company will be $        ,
    $        and $        , respectively. See "Underwriting."

                                 --------------

    The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about            , 1997, at the offices of the agent of
Hambrecht & Quist LLC, New York, New York.

HAMBRECHT & QUIST

                                LEHMAN BROTHERS

                                                                  UBS SECURITIES

     , 1997

                             AVAILABLE INFORMATION

    The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also makes electronic filings publicly available on the Internet within 24 hours of acceptance. The Commission's Internet address is http://www.sec.gov. The Commission's site also contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission.

    Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any document or contract may be incomplete and, in each instance, reference is made to the copy of such contract of document filed as an exhibit to the Registration Statement. For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.
                                 --------------

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, (3) Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, (4) the Company's Definitive Proxy Statement dated April 9, 1997, filed in connection with the Company's 1997 Annual Meeting of Stockholders, (5) the Company's Current Report on Form 8-K, filed on September 18, 1997 and (6) the description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A filed with the Commission on September 13, 1994.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, a copy of any and all such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference herein), upon written or oral request to SUGEN, Inc., 351 Galveston Drive, Redwood City, California 94063, telephone number (650) 306-7700, Attn: Corporate Communications and Investor Relations.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
                                 --------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE AND OTHER MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."
                                 --------------

    "SUGEN" is a trademark of the Company. This Prospectus also contains trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    SUGEN is a biopharmaceutical company focused on the discovery and development of small molecule drugs which target specific cellular signal transduction pathways. These signalling pathways are regulated by cell-surface receptors or intracellular signalling molecules known as tyrosine kinases ("TKs"), tyrosine phosphatases ("TPs") and serine-threonine kinases ("STKs"). TKs, TPs and STKs are three of the largest known families of receptors in the body and are key regulators of critical cellular functions. Aberrant signalling of TKs, TPs and STKs has been shown to result in a variety of chronic and acute pathological diseases, including cancer and diabetes as well as in dermatologic, ophthalmic, neurologic and immune disorders. The Company believes that compounds designed to target certain kinases and phosphatases and inhibit enzyme activity or prevent the binding of downstream signalling molecules make attractive therapeutic product candidates. The Company's research and development efforts in signal transduction are based upon the pioneering accomplishments of SUGEN's founding scientists, Dr. Axel Ullrich of the Max-Planck-Institut fur Biochemie ("MPI") and Dr. Joseph Schlessinger of New York University Medical Center ("NYU").


    SU101, the Company's most advanced product candidate, is a platelet-derived growth factor receptor ("PDGF TK") signalling antagonist. Imbalances in the PDGF TK signalling pathway have been shown by SUGEN and others to be implicated in certain types of cancers. The Company is in the process of completing the data analysis on a Phase II clinical trial for use of SU101 as a treatment for refractory malignant glioma and currently expects to initiate a Phase III clinical trial in this indication in late 1997, subject to FDA review of the planned trial design. A Phase II clinical trial of SU101 in combination with BCNU, the chemotherapy drug that is part of the standard treatment regimen in newly diagnosed brain cancer patients, was initiated recently, and the Company currently expects to initiate a Phase II clinical trial of SU101 in hormone refractory prostate cancer by the end of 1997. To date, over 140 patients have been treated with SU101 in seven Company-sponsored clinical trials including patients with brain, ovarian, prostate and non-small cell lung cancers.


    The Company is also conducting its initial Phase I clinical trial for its second cancer product candidate, SU5416, a Flk-1/KDR TK antagonist which inhibits angiogenesis (the process by which blood vessels are formed). The pharmaceutical industry has long sought tumor-specific inhibitors of angiogenesis with low toxicity profiles because, theoretically, inhibiting angiogenesis may limit tumor growth, extend the period of disease-free remission in patients who respond to front-line therapy and reduce the potential for metastases. Potential oncology applications for angiogenesis include treatments for most solid tumor types. SUGEN is also pursuing five additional cancer-related drug development programs, including GRB2, Raf and orally available PDGF TK inhibitor programs, in all of which lead compounds are now undergoing IN VIVO pharmacology studies.

    SUGEN is also applying its drug discovery and development platform to areas outside oncology, including dermatology, ophthalmology, rheumatoid arthritis, cardiovascular disease, diabetes, neurodegenerative diseases and immunology. The Company is conducting a Phase I clinical trial for SU5271, an epidermal growth factor receptor ("EGF TK") antagonist, for the treatment of psoriasis.


    SUGEN employs a target-driven approach to drug discovery and development. The Company believes that the receptors and molecules that play a causative role in disease states are attractive targets for drug design and development. SUGEN's drug discovery platform consists of: (1) target identification, using advanced genomics techniques and the Company's proprietary bioinformatics program; (2) target validation in relevant IN VIVO disease models; (3) whole cell or other assay design and target-driven screening of compounds for leads; and (4) lead optimization using crystallography and computational chemistry. The Company believes that its drug discovery and development platform may reduce the cost, time and risk associated with bringing potential products to market by rationally screening for potent and specific drug leads in the early stages of discovery and optimizing pharmacologic features in the later stages of drug development, thereby reducing the incidence and severity of side effects.


    SUGEN is concurrently pursuing two business strategies for commercialization of its products and technologies. In the cancer field, SUGEN intends to build a vertically integrated oncology business in North America, with the objective of bringing to market a family of target-specific signal transduction inhibitors proprietary to SUGEN. To market its products effectively, the Company currently intends to build a focused U.S. salesforce to target the major cancer treatment centers. The Company plans to seek additional corporate partners to fund product development and commercialize its products in Europe and Asia. This strategy is exemplified by the Company's collaboration with ASTA Medica Aktiengesellschaft ("ASTA Medica") for the Pan-Her antagonist program and the Raf antagonist program for the treatment of certain cancers. ASTA Medica has been granted marketing rights to these programs in Europe and South America. While the Company generally intends to retain rights to its cancer programs in North America, SUGEN is funding a portion of its ongoing cancer research through a collaboration with Zeneca Limited ("Zeneca") for the development of five undisclosed cancer targets. Pursuant to its agreement with Zeneca, the Company will have the opportunity to obtain profit participation rights in the North American market by contributing to clinical development costs as incurred and will receive milestone payments and royalties on worldwide sales. Zeneca has indicated to the Company that it intends to purchase approximately 570,000 shares in the Offering at the public offering price.



    Outside of oncology, the Company's strategy is to seek corporate collaborations or joint ventures to which SUGEN contributes validated targets, screening technologies and drug leads while the partner provides the disease-specific and drug development expertise as well as marketing experience, in addition to providing funding to bring potential products to market. As part of this strategy, the Company entered into a collaboration with Vision Pharmaceuticals, L.P., an affiliate of Allergan, Inc., and Allergan, Inc. (collectively, "Allergan"), for angiogenesis inhibition in ophthalmic applications.


    SUGEN was incorporated in Delaware in 1991. The Company's executive offices are located at 351 Galveston Drive, Redwood City, California 94063, and its telephone number is (650) 306-7700.

                                  THE OFFERING

Common Stock offered by the Company..........  2,500,000 shares
Common Stock to be outstanding after the
Offering.....................................  15,617,854 shares(1)
Use of proceeds..............................  For research and development activities, including preclinical studies and clinical
                                               trials; investments in complementary
                                               businesses, products and technologies; and
                                               general corporate purposes and working
                                               capital.
Nasdaq National Market Symbol................  SUGN

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                    SIX
                                                                                                                  MONTHS
                                                                                                                   ENDED
                                                                         YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                          -----------------------------------------------------  ---------
                                                            1992       1993       1994       1995       1996       1996
                                                          ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
   Contract revenue.....................................  $   1,080  $   5,470  $   6,270  $  13,843  $  13,650  $   7,908
   Costs and expenses:
     Research and development...........................      4,531     10,251     17,079     23,226     29,792     14,332
     General and administrative.........................      1,591      2,169      3,106      5,086      5,529      2,967
                                                          ---------  ---------  ---------  ---------  ---------  ---------
        Total costs and expenses........................      6,122     12,420     20,185     28,312     35,321     17,299
                                                          ---------  ---------  ---------  ---------  ---------  ---------
   Operating loss.......................................     (5,042)    (6,950)   (13,915)   (14,469)   (21,671)    (9,391)
   Other income, net....................................         86        283        251      2,500      1,790        934
                                                          ---------  ---------  ---------  ---------  ---------  ---------
   Net loss.............................................  $  (4,956) $  (6,667) $ (13,664) $ (11,969) $ (19,881) $  (8,457)
                                                          ---------  ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------  ---------
   Net loss per share...................................  $   (3.00) $   (3.89) $   (4.15) $   (1.32) $   (1.81) $   (0.81)
                                                          ---------  ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------  ---------
   Shares used in computing net loss per share..........      1,649      1,712      3,296      9,085     10,966     10,486
                                                          ---------  ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------  ---------
   Pro forma net loss per share(2)......................  $   (1.37) $   (1.39) $   (2.22)
                                                          ---------  ---------  ---------
                                                          ---------  ---------  ---------
   Shares used in computing pro forma net loss per
   share(2).............................................      3,618      4,786      6,143
                                                          ---------  ---------  ---------
                                                          ---------  ---------  ---------

                                                            1997
                                                          ---------
STATEMENT OF OPERATIONS DATA:
   Contract revenue.....................................  $   2,971
   Costs and expenses:
     Research and development...........................     16,576
     General and administrative.........................      2,990
                                                          ---------
        Total costs and expenses........................     19,566
                                                          ---------
   Operating loss.......................................    (16,595)
   Other income, net....................................        959
                                                          ---------
   Net loss.............................................  $ (15,636)
                                                          ---------
                                                          ---------
   Net loss per share...................................  $   (1.20)
                                                          ---------
                                                          ---------
   Shares used in computing net loss per share..........     13,050
                                                          ---------
                                                          ---------
   Pro forma net loss per share(2)......................
   Shares used in computing pro forma net loss per
   share(2).............................................

                                                                                        JUNE 30, 1997
                                                                          -----------------------------------------
                                                                                                       PRO FORMA
                                                                                                          AS
                                                                           ACTUAL    PRO FORMA(3)   ADJUSTED(3)(4)
                                                                          ---------  -------------  ---------------
BALANCE SHEET DATA:
   Cash, cash equivalents and short-term investments....................  $  42,864    $  59,191       $  99,336
   Total assets.........................................................     48,713       67,674         107,819
   Senior Custom Convertible Notes due 2000.............................     --           17,500          17,500
   Capital lease obligations--non-current portion.......................      3,226        3,226           3,226
   Accumulated deficit..................................................    (73,615)     (73,615)        (73,615)
   Total stockholders' equity...........................................     33,642       35,103          75,248

------------------------------

(1) Excludes, as of June 30, 1997, an aggregate of 3,091,031 shares of Common Stock consisting of the following: 2,475,603 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans, pursuant to which options to purchase 1,927,203 shares with a weighted average exercise price of $9.06 per share were outstanding as of June 30, 1997; 503,644 shares of Common Stock issuable pursuant to warrants with a weighted average exercise price of $12.86 per share; and 111,784 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan. Subsequent to June 30, 1997, (i) the Company issued 110,434 shares of Common Stock to employees upon the exercise of stock options outstanding prior to June 30, 1997 and pursuant to an employee stock grant; 26,241 shares of Common Stock to employees under the Company's Employee Stock Purchase Plan; $17.5 million principal amount of 5% Senior Custom Convertible Notes due 2000 (the "Notes") which are convertible into 1,014,492 shares of Common Stock assuming a conversion price of $17.25 per share; and warrants to acquire 332,500 shares of Common Stock at an exercise price of $16.74 per share and
    (ii) a warrant to purchase 133,333 shares of Common Stock expired without exercise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments" and Note 13 of the Notes to Financial Statements.

(2) Pro forma net loss per share information gives effect to the conversion of all Preferred Stock outstanding from the date of issuance. See Note 1 of Notes to Financial Statements.

(3) Gives effect to the issuance of the Notes as of June 30, 1997, including the issuance of warrants to purchase a total of 332,500 shares of Common Stock at an exercise price of $16.74 per share.

(4) As adjusted to reflect receipt of the estimated net proceeds from the sale of 2,500,000 shares of Common Stock at an assumed public offering price of $17.25 per share. See "Use of Proceeds" and "Capitalization."
                         ------------------------------

    EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING."

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

    EARLY STAGE OF DEVELOPMENT; TECHNOLOGICAL CHANGE. SUGEN is at an early stage of development and must be evaluated in light of the uncertainties and complications present in an early stage biotechnology company. The Company has only been in existence since 1991 and to date three product candidates have entered clinical trials. To achieve profitable operations, the Company, alone or with collaborative partners, must successfully develop, manufacture, introduce and market its proposed products. There can be no assurance that the Company will be able to discover any additional lead compounds or develop any commercial products. The time necessary to achieve market success for any individual product is long and uncertain. Products, if any, resulting from the Company's research and development programs are not expected to be commercially available for a number of years even if they are successfully developed and proven to be safe and effective. There can be no assurance that any of the Company's product development efforts or those of its collaborative partners will be successfully completed, that regulatory clearances will be obtained or will be as broad as sought, that the Company's products will be capable of being produced in commercial quantities at reasonable cost or that any products, if introduced, will achieve market acceptance.

    Drug discovery and development methods based upon TKs, TPs and STKs and their signalling pathways are relatively new, and there can be no assurance that these methods will lead to the discovery or development of lead compounds or commercial products or that the Company will be able to employ these methods of drug discovery or development successfully. Three of the Company's compounds have been approved for clinical trials, but there can be no assurance that any other of the Company's current or proposed compounds will be submitted or accepted for clinical trials. In addition, safety or efficacy of the Company's compounds has not been demonstrated. As additional potential lead compounds are identified, they will require significant additional development, preclinical studies and clinical trials, regulatory clearance and additional investment prior to their commercialization, and there can be no assurance that any of these efforts will be successful.

    FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING. The operations of the Company to date have consumed substantial amounts of cash, and increasing levels of funding will be necessary in order to conduct the costly and time consuming research, preclinical studies and clinical trials required to develop its product candidates and to establish manufacturing and marketing capabilities. The Company's future capital requirements will depend on many factors, including, among others, continued scientific progress of its research and development programs, the ability of the Company to establish collaborative arrangements, progress with preclinical studies and clinical trials, the time and costs involved in obtaining regulatory clearance, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, competing technological and market developments, changes in its existing research relationships and commercialization activities and arrangements. The Company estimates that its existing capital resources, after giving effect to the anticipated net proceeds from the Offering, together with facility and equipment financing, expected revenues from current collaborations and net income from investment activities, will be sufficient to fund its planned operations into 2000. There can be no assurance that the underlying assumed levels of revenue and expense will prove accurate. The Company intends to seek additional funding through collaborative arrangements, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to stockholders may result. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other partners, such arrangements may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself. If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate one or more of its research or development programs, which would have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT. The Company has experienced significant operating losses since its inception in 1991. As of June 30, 1997, the Company had an accumulated deficit of approximately $73.6 million. The Company expects to continue to incur significant additional operating losses over the next several years and expects cumulative losses to increase substantially as the Company's research and development efforts, including preclinical studies and clinical trials, are expanded. The Company's ability to achieve profitability is dependent on its ability, alone or with others, to complete successfully the development of its proposed products, obtain the required regulatory clearances and manufacture and market its proposed products. There can be no assurance if or when the Company will achieve profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    DEPENDENCE ON COLLABORATIVE RELATIONSHIPS. The Company's strategy for the discovery, development, management of clinical trials, manufacturing and commercialization of its proposed products includes entering into various collaborations with corporate partners, licensors, licensees and others, and is dependent upon the subsequent success of these outside partners in performing their responsibilities. Currently, the Company has corporate collaborations with Zeneca, ASTA Medica and Allergan. Although the Company believes that Zeneca, ASTA Medica, Allergan and any future corporate partners have or will have an economic motivation to perform their contractual responsibilities, the amount and timing of resources to be devoted to these activities by corporate partners are not within the control of the Company. There can be no assurance that such partners will perform their obligations as expected or that the Company will derive any additional revenue from such arrangements over and above the contractually required payment amounts. Moreover, there can be no assurance that SUGEN will succeed in identifying lead compounds or developing commercial products from either current or future collaborations.

    The term of the Zeneca collaboration expires in January 2000, unless the parties elect to extend such term. The collaborations with Zeneca, ASTA Medica and Allergan may be terminated under certain circumstances including, in the case of the Zeneca collaboration, a change in control of the Company. Termination of these collaborations could result in the Company relinquishing rights to certain technology or products jointly developed with the respective party. In addition, the collaborations may be terminated for material breach. The termination or material reduction in the scope of the collaborations could have a material adverse effect on the Company.

    In December 1995, the Company received, among other things, a technology set-up fee of $4.0 million in connection with the ASTA Medica agreement. As of January 1996, the Company had received a wind-down fee of $4.3 million in connection with the termination of a prior collaboration with Amgen Inc. ("Amgen"). Through December 31, 1996, the set-up and wind-down fees from the ASTA Medica and Amgen collaborations, respectively, had been fully recognized as revenue. Going forward, the Company will not recognize any additional revenue under the Amgen collaboration and will recognize additional revenue under the ASTA Medica collaboration only upon achievement of specified milestones and for services provided by ASTA Medica pursuant to the collaboration but on non-collaboration programs.

    There can be no assurance that Zeneca, ASTA Medica and Allergan or any other future collaborator will not pursue their existing or alternative technologies in preference to those being developed in collaboration with the Company. Furthermore, there can be no assurance that the Company will be able to negotiate additional collaborative arrangements on acceptable terms, or at all, or that such collaborations will be successful. To the extent that the Company chooses not to or is unable to establish such arrangements, it would require substantially greater capital to undertake research, development and marketing of its proposed products at its own expense. In addition, the Company may encounter significant delays in introducing its proposed products into certain markets or find that the development, manufacturing or sale of its proposed products in such markets is adversely affected by the absence of such collaborative arrangements.

    To complement its internal research capabilities, the Company works closely with Dr. Joseph Schlessinger's laboratory within the Department of Pharmacology at NYU, Dr. Axel Ullrich's Department of Molecular Biology at MPI and Dr. Werner Risau's laboratory at the Max-Planck-Institut fur Physiologische and Klinische Forschung ("MPP") (MPI and MPP are collectively referred to herein as "Max-Planck Society" or "MPS".) While NYU and MPS have made certain contractual commitments to the Company, they are independent entities and are not under the control of the Company or its officers or directors. Furthermore, the contracts between the Company and NYU and MPS (collectively, the "Research Contracts") do not obligate these institutions to devote any specified level of resources to the research related to potential products for the Company, nor do the Research Contracts require the principal researchers, or any member of their respective research teams, to continue to conduct research related to potential products for the Company. In addition, under the Research Contracts, NYU and MPS retain freedom to select the methods to be used by them in pursuing their research. There can be no assurance that NYU or MPS will continue to conduct research related to potential products for SUGEN or that they will select research targets, or the means to address them, in a manner consistent with the Company's best interests.

    The Company's contracts with NYU and MPP expire in September 2001 and October 1999, respectively, and the Company's contract with MPI expired in August 1997 but is expected to be renewed in modified form. There can be no assurance that these contracts will be renewed, or that any renewal will be made on terms as favorable to the Company as those contained in the existing contracts. The termination or expiration of any of the Research Contracts, or the failure by NYU or MPS to continue to conduct research related to the Company's potential products under the Research Contracts, could have a material adverse effect on the Company. See "Business--Corporate and Clinical Development Collaborations" and "--Research Collaborations."

    UNCERTAINTIES RELATED TO CLINICAL TRIALS AND PRODUCT DEVELOPMENT. Before obtaining regulatory clearance for the commercial sale of any of its products under development, the Company must demonstrate through preclinical studies and clinical trials that the potential product is safe and efficacious for use in humans for each target indication. There can be no assurance that the Company will be permitted to undertake or continue clinical trials for any of its potential products or, if permitted, that such products will be demonstrated to be safe and efficacious. Moreover, the results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale and later-stage clinical trials. There can be no assurance that the Company's clinical trials will demonstrate sufficient safety and efficacy necessary to obtain the requisite regulatory approvals or will result in marketable products.

    The results of initial preclinical studies and clinical trials of the products under development by the Company are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical studies and clinical testing. The Company recently announced interim results from its Phase II clinical trial of SU101 in patients with refractory malignant glioma. There can be no assurance that the interim results of this clinical trial will be predictive of the clinical trial's final results or the results of large-scale, later-stage clinical trials. In advanced clinical development, numerous factors may be involved that may lead to different results in larger, later-stage trials from those obtained in earlier-stage trials. Early-stage trials usually involve a small number of patients, and thus may not accurately predict the actual results regarding safety and efficacy that may be demonstrated with a large number of patients in a later-stage trial. Also, differences in the clinical trial design between an early-stage and late-stage trial may cause different results regarding the safety and efficacy of a product to be obtained. In addition, many early stage trials are unblinded and based on qualitative evaluations by clinicians involved in the performance of the trial, whereas later-stage trials are generally required to be blinded in order to provide more objective data for assessing the safety and efficacy of the product. As a result of these and other factors, the Company anticipates that some of its potential products may not show efficacy in later-stage clinical trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a product under development could delay or prevent regulatory clearance of the potential product and would have a material adverse effect on the Company.

    Most drugs produce toxicities or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for sufficiently long periods of time. There can be no assurance that unacceptable toxicities or side effects will not occur at any dose level at any time in the course of toxicology studies or of clinical trials of the Company's potential products. The appearance of any such unacceptable toxicities or side effects in toxicology studies or in clinical trials could cause the Company or regulatory authorities to interrupt, limit, delay or abort the development of any of the Company's product candidates and could ultimately prevent their clearance by the FDA or foreign regulatory authorities for any or all targeted indications. Even after being cleared by the FDA or foreign regulatory authorities, a product may later be shown to be unsafe or to not have its purported effect, thereby preventing its widespread use or requiring withdrawal from the market. There can be no assurance that any products under development by the Company will be safe when administered to patients.

    The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, competing trials at clinical sites and the eligibility criteria for the study. The Company's ability to conduct later-stage clinical trials of its product candidates is dependent upon increased levels of patient enrollment. There can be no assurance that the Company will obtain patient enrollment in its clinical trials at the necessary levels. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on the Company. In addition, the Company relies on third parties to assist the Company in overseeing and monitoring its clinical trials. If such third parties fail to perform under their agreements with the Company or fail to meet regulatory standards in the performance of their obligations under such agreements, such clinical trials may be delayed or halted. The Company's reliance on assistance from third parties with respect to its clinical trials is likely to increase as the Company expands the number and scope of its clinical trials. Demands on the Company's clinical staff have been increasing and are expected to continue to increase as a result of the number of product candidates in clinical trials and the later stage of the clinical trials. There can be no assurance that the Company will be able to effectively oversee and monitor the multiple clinical trials that it is conducting and expects to conduct. The Company's inability to effectively manage multiple concurrent clinical trials would result in increased costs or delays of the Company's clinical trials. There can be no assurance that the Company will be able to compile the necessary data and submit a new drug application (an "NDA") as scheduled even if clinical trials are completed or that any such application will be reviewed and cleared by the FDA in a timely manner, or at all.

    The Company currently has three product candidates in clinical trials. There can be no assurance that the Company will be able to complete the clinical trials successfully, or at all, that other product candidates entering clinical trials, if any, will successfully complete such trials, or that the Company will be able to demonstrate the safety and efficacy of such product candidates. Clinical trial results that show insufficient safety or efficacy would have a material adverse effect on the Company.

    UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS; POSSIBLE PATENT LITIGATION. The Company's success will depend in part on its ability to obtain patents, maintain trade secrets and operate without infringing on the proprietary rights of others, both in the United States and in other countries. Patent matters in biotechnology, and in particular with respect to receptors as screening tools and/or the DNA encoding them, are highly uncertain and involve complex legal and factual questions. Accordingly, the availability of and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. As of September 30, 1997, SUGEN held exclusive rights to at least 12 issued U.S. patents and had filed and/or held exclusive licenses to approximately 150 United States patent applications, as well as related foreign patent applications. There can be no assurance that the Company will develop products or processes that are patentable, that patents will issue from any of the pending applications, or that claims allowed will be sufficient to protect the Company's technology. There can be no assurance that the Company's patents, if issued, will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company. Competitors have been issued patents, may have filed applications or may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company or which could block the Company's efforts to obtain patents.

    A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the field of TKs, TPs and STKs and related downstream signalling molecules. The commercial success of the Company will depend in part on SUGEN not infringing patents issued to competitors and not breaching the technology licenses upon which any Company products are based. The Company in the past has been, and from time to time in the future may be, notified of claims that the Company may be infringing patents or other intellectual property rights owned by third parties. Certain patent applications or patents of the Company's competitors may conflict with the Company's patents and patent applications, and SUGEN is aware that other companies have filed patent applications and have been granted patents in the United States and other countries claiming subject matter potentially useful or necessary to the Company. Such conflicts could result in a significant reduction in the scope of the coverage of the Company's issued or licensed patents. In addition, if patents are issued to other companies which contain competitive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any licenses are required, there can be no assurance that the Company will be able to obtain any such license on commercially favorable terms, if at all, and if these licenses are not obtained, the Company might be prevented from pursuing the development of certain of its potential products. The Company's breach of an existing license or failure to obtain a license to any technology that it may require to commercialize its products may have a material adverse impact on the Company. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third-party proprietary rights. There can be no assurance that the Company's issued or licensed patents would be held valid by a court of competent jurisdiction. Even if the outcome of such litigation is favorable, the cost of such litigation and the diversion of the Company's management resources during such litigation could have a material adverse effect on the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology, any of which could have a material adverse effect on the Company. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. When patents issue in certain areas such as Japan and the European community, third parties can oppose such issuance. Should the relevant patent office institute a proceeding termed an opposition, the Company may decide to defend its patent. There can be no assurance that the Company will be successful or that the patent office will not revoke the patent or alter the scope of protection previously granted.


    SU101, a compound generally known by the name leflunomide, is a member of the isoxazole family of compounds. Leflunomide was discovered more than 17 years ago. A large pharmaceutical company holds a number of United States and foreign patents and has filed applications in the United States and abroad covering compositions of matter and pharmaceutical uses of leflunomide and structurally related compounds. SUGEN has received notices of allowance for two applications containing claims relating to the use of SU101 in treating certain PDGF TK related cancers and tumors. However, there can be no assurance that these patents will issue in a timely manner, or at all. While the Company believes at this time that it will receive method of use patent protection in the United States on SU101, there can be no assurance that any such patent protection will be issued or that SUGEN will receive any patent protection on SU101 outside the United States. SUGEN believes its research and development and its clinical trials with SU101 in the United States are protected from claims of infringement of the United States patents because such activities are being conducted solely for uses reasonably related to development and submission of information to the FDA for regulatory approval. Similar protection may not be available outside the United States. Although the Company cannot predict whether or when SU101 will be approved by the FDA for marketing in the United States, it believes that certain of the pharmaceutical company's patents in the United States may have expired when marketing does begin and that the remaining U.S. patents are either invalid or will not be infringed by the manufacture and sale of SU101 in the United States.

However, the Company has learned that additional patents have issued in the United States to the pharmaceutical company covering the use of leflunomide and structurally related compounds for the treatment of named cancers. The Company presently does not know if commercialization of SU101 will infringe these additional patents but believes that the additional patents may be subject to claims of invalidity as they relate to SU101. If the additional patents were determined to be valid with respect to SU101, the Company may be required to obtain a license from the pharmaceutical company in order to manufacture and sell SU101 in the United States. There can be no assurance that SU101 will not infringe the recently issued patents, that the term of the pharmaceutical company's other existing patents will not be extended, that the claims of the pharmaceutical company's pending patent applications will not be modified prior to issuance so as to enhance their validity or scope, or that a court will agree with the Company's beliefs regarding invalidity and non-infringement of the patents. To date, the pharmaceutical company has not threatened or commenced legal proceedings against the Company concerning possible patent infringement. There can be no assurance that the pharmaceutical company in the future will not assert claims against SUGEN or that the Company could reach agreement with the pharmaceutical company for a license for SU101 upon favorable terms or at all, if required. The inability of the Company to resolve this matter on favorable terms or at all could have a material adverse effect on the Company. In any event, the assertion of any such claims, even if resolved favorably to the Company, could result in substantial costs to the Company.


    The Company is currently evaluating the potential commercialization of SU101 outside the United States. The scope, term and validity of the pharmaceutical company's patent protection outside the United States is different than the situation in the United States, and the Company's ability to manufacture and sell SU101 outside the United States may be adversely impacted by this patent protection.


    SUGEN also relies on trade secrets to protect technology, especially where patent protection is not believed to be appropriate or obtainable. SUGEN attempts to protect its proprietary technology and processes in part by confidentiality agreements with its employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that the Company or its consultants or research collaborators use intellectual property owned by others in their work for the Company, disputes may also arise as to the rights in related or resulting know-how and inventions.

    GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY CLEARANCE. The Company's ongoing research and development activities and the manufacturing and marketing of the Company's product candidates are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Failure to comply with applicable FDA or other regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against the Company or its potential products.

    Prior to marketing in the United States, any drug developed by the Company must undergo rigorous preclinical studies and clinical trials and an extensive regulatory clearance process implemented by the FDA under the federal Food, Drug and Cosmetic Act. Satisfaction of such regulatory requirements, which includes satisfying the FDA that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. The Company is focusing its initial development efforts related to SU101 on malignant glioma and selected other solid tumor patient populations with very poor prognoses. Given the poor prognoses for these patients, the Company believes that FDA approval could potentially be obtained based on smaller-scale clinical trials than are typically required for approval of NDAs. There can be no assurance, however, that the Company will be able to rely on smaller-scale clinical trials to expedite the commercialization of SU101 for these patient populations.

    Preclinical studies must be conducted in conformance with the FDA's good laboratory practice ("GLP") regulations. Before commencing clinical trials, the Company must submit to and receive approval from the FDA of an Investigational New Drug application (an "IND"). There can be no assurance that submission of an IND would result in FDA authorization to commence clinical trials. Clinical trials must meet requirements for institutional review board oversight, informed consent and good clinical practice requirements and is subject to continuing FDA oversight. The Company does not have extensive experience in conducting and managing the clinical testing necessary to obtain regulatory approval. Clinical trials may require large numbers of test subjects. Furthermore, the Company or the FDA may suspend clinical trials at any time if they believe that the subjects participating in such trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of the trials.

    Before receiving FDA clearance to market a product, the Company will have to demonstrate that the product is safe and effective on the patient population that will be treated. Data obtained from preclinical studies and clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays also may be encountered in foreign countries. There can be no assurance that even after such time and expenditures regulatory clearance will be obtained for any products developed by the Company. If regulatory clearance of a product is granted, such clearance will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical trials. Marketing or promoting a drug for an unapproved indication is prohibited. Furthermore, clearance may entail ongoing requirements for postmarketing studies. Even if such regulatory clearance is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including costly recalls or even withdrawal of the product from the market. There can be no assurance that any compound developed by the Company alone or in conjunction with others will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

    Manufacturers of drugs and biologics also are required to comply with the applicable FDA good manufacturing practice ("GMP") regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA, including unannounced inspection, and must be licensed before they can be used in commercial manufacturing of the Company's products. There can be no assurance that the Company or its suppliers will be able to comply with the applicable GMP regulations and other FDA regulatory requirements. Such failure could have a material adverse effect on the Company.

    The Company may elect to seek approval of SU101 under the Clinton-Kessler Cancer Initiative. Significant uncertainty exists as to the extent to which such initiative will result in accelerated review and approval. Further, the FDA has not made available comprehensive guidelines with respect to this initiative, retains considerable discretion to determine eligibility for accelerated review and approval and is not bound by discussions that an applicant may have had with FDA staff. Accordingly, the FDA could employ such discretion to deny eligibility of SU101 as a candidate for accelerated review or to require additional clinical trials or other information before approving SU101. A determination that SU101 is not eligible for accelerated review or delays and additional expenses associated with generating a response to any such request for additional trials could have a material adverse effect on the Company.

    Outside the United States, the Company's ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community ("EC") certain registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA clearance set forth above.

    INTENSE COMPETITION; RAPID TECHNOLOGICAL CHANGE. SUGEN is engaged in a rapidly changing field. Other products and therapies that will compete directly with the products that the Company is seeking to develop and market currently exist or are being developed. Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Most of these companies have significantly greater financial resources and expertise in research and development, manufacturing, conducting preclinical studies and clinical trials, obtaining regulatory approvals and marketing than the Company. Many of these competitors have significant products that have been approved or are in development and operate large, well-funded research and development programs. For example, monoclonal antibodies targeting Her2, including one developed by Dr. Ullrich, are currently in clinical trials by others for certain cancers. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for products and clinical development and marketing. These companies and institutions compete with the Company in recruiting and retaining highly qualified scientific and management personnel. Competition may also arise from companies pursuing differing technological approaches to cancers and other disease indications targeted by the Company's product candidates. In addition to the above factors, SUGEN will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position. There is intense competition for access to and use of libraries of compounds to use for screening and any inability of the Company to maintain access to sufficiently broad libraries of compounds for screening potential targets would have a material adverse effect on the Company. There is no assurance that the Company's competitors will not develop more effective or more affordable products, compete more effectively for corporate partnerships or achieve earlier patent protection or product commercialization than the Company.

    NEED TO ATTRACT AND RETAIN KEY OFFICERS, EMPLOYEES AND CONSULTANTS. The Company is highly dependent on key members of its scientific and management staff, the loss of whose services might significantly delay or prevent the achievement of research, development or business objectives. The Company does not maintain "key person" life insurance on the lives of any officer, employee or consultant of the Company. In addition, the Company relies on consultants and advisors, including the members of its Science Advisory Board and Clinical Advisory Board, to assist the Company in formulating its research and development strategy. Retaining and attracting qualified personnel, consultants and advisors is critical to the Company's success. In order to pursue its product development and marketing plans, the Company will be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in conducting clinical trials, government regulation, manufacturing and marketing. These requirements are also expected to demand the attention of management personnel and the development of additional expertise by existing management personnel. The Company faces intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that the Company will be able to attract and retain such individuals on acceptable terms, if at all, and the failure to do so would have a material adverse effect on the Company.

    POTENTIAL VOLATILITY OF STOCK PRICE. The Common Stock currently trades on the Nasdaq National Market. The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of the Common Stock, like that of the common stock of many other early-stage biotechnology companies, has been, and can in the future be expected to be, highly volatile. Factors such as the fluctuation in the Company's operating results, announcements of technological innovations or new commercial products by the Company or its competitors, progress with clinical trials, governmental regulation, changes in reimbursement policies, developments in patent or other proprietary rights of the Company or its competitors, including litigation, developments in the Company's relationships with current or any future collaborative partners, public concern as to the safety and efficacy of drugs developed by the Company and its competitors, changes in securities analysts' recommendations and general market conditions may have a significant effect on the market price of the Common Stock.

    LACK OF MANUFACTURING EXPERIENCE; RELIANCE ON CONTRACT MANUFACTURERS. The Company has no manufacturing facilities and relies on other manufacturers to produce its compounds for research and development, preclinical studies and clinical trials. The products under development by the Company have never been manufactured for large-scale clinical trials or commercial purposes, and there can be no assurance that such products can be manufactured at a cost or in quantities necessary for large-scale clinical trials or to make them commercially viable. Any change in the Company's existing relationships with, or interruption in supply from, its manufacturers of the compounds used in its clinical trials could affect adversely the Company's ability to complete its ongoing clinical trials and to market its product candidates, if approved. Any such change or interruption may have a material adverse effect on the Company. In the event of a change in the supplier of a compound used in its clinical trials, the Company would be required to collect data from its ongoing clinical trials with respect to a compound and file such data with the FDA to establish clinical comparability between the compound as produced by different suppliers. There can be no assurance that the Company would be able to establish such clinical comparability. A failure to establish clinical comparability could lead to a requirement that the Company enlarge the size of an ongoing clinical trial, which would delay the completion of such trial, increase its cost and potentially delay the Company's pursuit of regulatory approval for a product candidate. If the Company were unable to contract for a sufficient supply of its compounds on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's preclinical studies and clinical trial schedule would be delayed, resulting in a delay in the submission of products for regulatory approval or the market introduction and subsequent sale of such products, which could have a material adverse effect on the Company. Moreover, contract manufacturers that the Company may use must adhere to current GMP regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, the FDA pre-market approval of the products will not be granted. See "--Government Regulation; No Assurance of Regulatory Clearance," and "Business--Manufacturing."

    LACK OF MARKETING AND SALES EXPERIENCE; DEPENDENCE ON THIRD PARTIES. The Company currently has no marketing, sales or distribution capability. The Company intends to build a dedicated sales force in oncology and to rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market products outside of cancer. To market any of its products directly, the Company must develop a marketing and sales force with technical expertise and with supporting distribution capabilities. There can be no assurance that the Company will be able to establish in-house marketing, sales and distribution capabilities or relationships with third parties. To the extent that the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will depend upon the efforts of third parties, and there can be no assurance that such efforts will be successful.

    NO ASSURANCE OF MARKET ACCEPTANCE. There can be no assurance that, if approved for marketing, any of the Company's products under development will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company's product candidates and their potential advantages over existing treatment methods, and pricing and reimbursement policies of government and third-party payors. There is no assurance that physicians, patients, payors or the medical community in general will accept and utilize any products that may be developed by the Company.

    UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT. The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of governmental and third-party payors to contain or reduce the cost of health care. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental control. In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, a heightened emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on its business, the announcement of such proposals or efforts could have a material adverse effect on the Company's ability to raise capital, and the adoption of such proposals or efforts could have a material adverse effect on the Company's business and financial condition. Further, to the extent that such proposals or efforts have a material adverse effect on other pharmaceutical companies that are prospective corporate partners for the Company, the Company's ability to establish a strategic collaboration may be adversely affected. In addition, in both domestic and foreign markets, sales of the Company's proposed products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's proposed products will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development.

    PRODUCT LIABILITY EXPOSURE; UNCERTAINTY OF INSURANCE AVAILABILITY. The use of any of the Company's potential products in clinical trials, and the sale of any approved products, may expose the Company to liability claims resulting from the use of its products. These claims might be made directly by consumers, health care providers or pharmaceutical companies or others selling such products. SUGEN has obtained limited product liability insurance coverage for its clinical trials. However, insurance coverage is becoming increasingly expensive, and no assurance can be given that the Company will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect the Company against losses due to liability. There can also be no assurance that the Company will be able to obtain commercially reasonable product liability insurance for any product approved for marketing. A successful product liability claim or series of claims against the Company could have a material adverse effect on the Company.

    HAZARDOUS MATERIALS. The Company's research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial costs to comply with environmental regulations if the Company develops manufacturing capacity.

    ANTI-TAKEOVER PROVISIONS. The Company's Certificate of Incorporation and Bylaws require that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. Special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer of the Company. These and other charter provisions may discourage certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of the stockholders to approve transactions they may deem to be in their best interests. The Board of Directors also has the authority, without action by the stockholders, to fix the rights and preferences of and issue shares of Preferred Stock, which may have the effect of delaying or preventing a change in control of the Company. In addition, the Board of Directors has adopted a Preferred Share Purchase Rights Plan (commonly known as a "poison pill"), and the Company's research collaboration with Zeneca permits Zeneca to terminate the arrangement if a third party acquires 35% or more of SUGEN's voting stock. These provisions also may have the effect of delaying or preventing a change in control of the Company.

    SHARES ELIGIBLE FOR FUTURE SALE. Substantially all of the Company's shares are eligible for sale in the public market. The issuance of Common Stock upon the exercise of stock options and warrants, as well as future sales of such Common Stock or of shares of Common Stock by existing stockholders, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. In addition, in September 1997, the Company completed the sale of the Notes. In connection with such sale, the Company was required to register for resale by the holders thereof up to 1,780,000 shares of Common Stock that may be issued upon conversion of the Notes, in payment of interest on the Notes (at the Company's option) and upon exercise of warrants issued in connection with the sale of the Notes (based on the conversion price as would have been in effect on the date of the filing of the registration statement with respect to the resale). Beginning on December 12, 1997, the Notes may be converted, together with unpaid interest, into such shares of Common Stock. Such shares will be freely tradeable. The Company, subject to certain exceptions, and its officers, directors and certain stockholders holding an aggregate of approximately 6,125,930 shares of Common Stock have agreed not to sell or otherwise dispose of any shares of Common Stock during the 90-day period following the effective date of the registration statement without consent of Hambrecht & Quist LLC on behalf of the Underwriters. Hambrecht & Quist LLC, in its sole discretion, may permit such sales during such period without public announcement.

                           FORWARD LOOKING STATEMENTS

    This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which are subject to the "safe harbor" created by those sections. These forward-looking statements include, but are not limited to, statements concerning the Company's plans: to continue development of its current product candidates; conduct clinical trials with respect to SU101 and other product candidates; utilize the Company's capital resources and the net proceeds from this Offering and the time periods related thereto; seek regulatory approvals; engage third-party manufacturers to supply its clinical trials and commercial requirements; establish a marketing, sales and distribution capability; and evaluate additional product candidates for subsequent clinical and commercial development. These forward-looking statements may be found in the "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements not specifically set forth above may also be found in these and other sections of this Prospectus. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" and elsewhere in this Prospectus.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of 2,500,000 shares of Common Stock offered hereby are estimated to be approximately $40.1 million at an assumed public offering price of $17.25 per share and after deducting the estimated offering expenses ($46.2 million if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds from the Offering for research and development activities, including preclinical studies and clinical trials, and for general corporate purposes, including working capital. The Company estimates that its existing capital resources, after giving effect to the anticipated net proceeds from the Offering, together with facility and equipment financing, expected revenues from current collaborations and net income from investment activities, will be sufficient to fund its planned operations into 2000. Pending their use, the Company intends to invest the net proceeds of this Offering in interest bearing, investment grade securities. See "Risk Factors--Future Capital Needs; Uncertainty of Additional Funding" and "--History of Operating Losses; Accumulated Deficit."

    A portion of the proceeds also may be used to acquire or invest in complementary businesses, products or technologies. From time to time, the Company evaluates potential acquisitions of, or investments in, such businesses, products or technologies in the ordinary course of business. Currently, the Company is considering modest investments in such complementary businesses.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock commenced trading publicly on the Nasdaq National Market on October 4, 1994 and is traded under the symbol SUGN. Prior to that date, there was no public market for the Common Stock. The following table sets forth for the periods indicated the high and low sales prices of the Common Stock:


                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
1995
First Quarter..................................................................................  $    7.75  $    4.63
Second Quarter.................................................................................       8.38       4.63
Third Quarter..................................................................................      13.88       6.88
Fourth Quarter.................................................................................      16.00       9.25
1996
First Quarter..................................................................................  $   15.88  $   11.75
Second Quarter.................................................................................      15.25      11.25
Third Quarter..................................................................................      12.75       9.38
Fourth Quarter.................................................................................      14.50      11.25
1997
First Quarter..................................................................................  $   15.25  $    9.88
Second Quarter.................................................................................      13.25      10.00
Third Quarter..................................................................................      20.94      11.88
Fourth Quarter (through October 17, 1997)......................................................      21.13      18.75



    As of October 17, 1997, there were 253 holders of record of the Common Stock. On October 23, 1997, the last sales price reported on the Nasdaq National Market for the Common Stock was $17.25 per share. See "Risk Factors--Potential Volatility of Stock Price."


                                DIVIDEND POLICY

    The Company has not declared or paid any cash dividends on its capital stock. The Company anticipates that it will retain all future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of June 30, 1997 (i) on an actual basis, (ii) on a pro forma basis giving effect to the issuance of the Notes as if such issuance had occurred on June 30, 1997, including the issuance of warrants to purchase a total of 332,500 shares of Common Stock at an exercise price of $16.74 per share and (iii) pro forma as adjusted for the sale by the Company of the 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $17.25 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                         JUNE 30, 1997
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                                              ---------  -----------  -----------
                                                                        (IN THOUSANDS)
Senior Custom Convertible Notes due 2000....................  $  --       $  17,500    $  17,500
Capital lease obligations--non-current portion..............      3,226       3,226        3,226
                                                              ---------  -----------  -----------
Stockholders' equity:
    Preferred Stock, $.01 par value; 20,000,000 shares
      authorized, issuable in series; 300,000 shares
      designated as Series A Junior Participating Preferred
      Stock; none issued and outstanding....................     --          --           --
    Common Stock, $.01 par value; 30,000,000 shares
      authorized; 13,117,854 shares issued and outstanding,
      actual and pro forma; and 15,617,854 shares issued and
      outstanding, pro forma as adjusted(1).................        131         131          156
    Additional paid-in capital..............................    108,569     110,030      150,150
    Deferred compensation...................................       (560)       (560)        (560)
    Note receivable from stockholder........................       (883)       (883)        (883)
    Accumulated deficit.....................................    (73,615)    (73,615)     (73,615)
                                                              ---------  -----------  -----------
      Total stockholders' equity............................     33,642      35,103       75,248
                                                              ---------  -----------  -----------
          Total capitalization..............................  $  36,868   $  55,829    $  95,974
                                                              ---------  -----------  -----------
                                                              ---------  -----------  -----------

------------------------

(1) Excludes, as of June 30, 1997, an aggregate of 3,091,031 shares of Common Stock consisting of the following: 2,475,603 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans, pursuant to which options to purchase 1,927,203 shares with a weighted average exercise price of $9.06 per share were outstanding as of June 30, 1997; 503,644 shares of Common Stock issuable pursuant to warrants with a weighted average exercise price of $12.86 per share; and 111,784 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan. Subsequent to June 30, 1997, (i) the Company issued 110,434 shares of Common Stock to employees upon the exercise of stock options outstanding prior to June 30, 1997 and pursuant to an employee stock grant; 26,241 shares of Common Stock to employees under the Company's Employee Stock Purchase Plan; the Notes, which are convertible into 1,014,492 shares of Common Stock, assuming a conversion price of $17.25 per share; and warrants to acquire 332,500 shares of Common Stock at an exercise price of $16.74 per share and (ii) a warrant to purchase 133,333 shares of Common Stock expired without exercise.

                                    DILUTION

    The net tangible book value of the Company at June 30, 1997 was approximately $33.6 million, or $2.56 per share. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby (at an assumed public offering price of $17.25 per share), the pro forma net tangible book value of the Company at June 30, 1997 would have been approximately $73.8 million, or $4.72 per share. This represents an immediate increase in such net tangible book value of $2.16 per share to existing stockholders and an immediate dilution of $12.53 per share to new investors. The following table illustrates this per share dilution:

  Assumed public offering price per share..................................             $   17.25
    Net tangible book value per share before the Offering..................  $    2.56
    Increase per share attributable to new investors.......................       2.16
                                                                             ---------
  Pro forma net tangible book value per share after the Offering...........                  4.72
                                                                                        ---------
  Dilution per share to new investors......................................             $   12.53
                                                                                        ---------
                                                                                        ---------

    The preceding table assumes no conversion of the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments."

                            SELECTED FINANCIAL DATA

    The selected financial data set forth below with respect to SUGEN's statements of operations for each of the three years in the period ended December 31, 1996 and balance sheet data at December 31, 1995 and 1996, are derived from the Financial Statements of SUGEN that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere herein and are qualified by reference to such Financial Statements and the Notes related thereto. The statement of operations data for the years ended December 31, 1992 and 1993 and the balance sheet data as of December 31, 1992, 1993 and 1994 are derived from financial statements audited by Ernst & Young LLP not included in this Prospectus. The balance sheet data at June 30, 1997 and the statement of operations data for each of the six-month periods ended June 30, 1996 and 1997 are derived from unaudited financial statements included elsewhere herein. The unaudited financial statements, in the opinion of management of the Company, reflect all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the Notes related thereto included elsewhere in this Prospectus.

                                                                                                         SIX MONTHS
                                                         YEAR ENDED DECEMBER 31,                       ENDED JUNE 30,
                                          -----------------------------------------------------  --------------------------
                                            1992       1993       1994       1995       1996         1996          1997
                                          ---------  ---------  ---------  ---------  ---------  -------------  -----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Contract revenue....................  $   1,080  $   5,470  $   6,270  $  13,843  $  13,650    $   7,908     $   2,971
    Costs and expenses:
        Research and development........      4,531     10,251     17,079     23,226     29,792       14,332        16,576
        General and administrative......      1,591      2,169      3,106      5,086      5,529        2,967         2,990
                                          ---------  ---------  ---------  ---------  ---------  -------------  -----------
            Total costs and expenses....      6,122     12,420     20,185     28,312     35,321       17,299        19,566
                                          ---------  ---------  ---------  ---------  ---------  -------------  -----------
    Operating loss......................     (5,042)    (6,950)   (13,915)   (14,469)   (21,671)      (9,391)      (16,595)
    Other income and expense:
        Interest income.................        131        339        529      1,988      2,481        1,288         1,303
        Interest expense................        (45)       (56)      (278)      (494)      (691)        (354)         (344)
        Gain on sale of investment in
          Selectide Corporation.........     --         --         --          1,006     --           --            --
                                          ---------  ---------  ---------  ---------  ---------  -------------  -----------
            Other income, net...........         86        283        251      2,500      1,790          934           959
                                          ---------  ---------  ---------  ---------  ---------  -------------  -----------
    Net loss............................  $  (4,956) $  (6,667) $ (13,664) $ (11,969) $ (19,881)   $  (8,457)    $ (15,636)
                                          ---------  ---------  ---------  ---------  ---------  -------------  -----------
                                          ---------  ---------  ---------  ---------  ---------  -------------  -----------
    Net loss per share..................  $   (3.00) $   (3.89) $   (4.15) $   (1.32) $   (1.81)   $   (0.81)    $   (1.20)
                                          ---------  ---------  ---------  ---------  ---------  -------------  -----------
                                          ---------  ---------  ---------  ---------  ---------  -------------  -----------
    Shares used in computing net loss
      per share.........................      1,649      1,712      3,296      9,085     10,966       10,486        13,050
                                          ---------  ---------  ---------  ---------  ---------  -------------  -----------
                                          ---------  ---------  ---------  ---------  ---------  -------------  -----------
    Pro forma net loss per share(1).....  $   (1.37) $   (1.39) $   (2.22)
                                          ---------  ---------  ---------
                                          ---------  ---------  ---------
    Shares used in computing pro forma
      net loss per share(1).............      3,618      4,786      6,143
                                          ---------  ---------  ---------
                                          ---------  ---------  ---------

                                                              DECEMBER 31,
                                          -----------------------------------------------------                JUNE 30,
                                            1992       1993       1994       1995       1996                     1997
                                          ---------  ---------  ---------  ---------  ---------               -----------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
    Cash, cash equivalents and
      short-term investments............  $  12,315  $  16,984  $  22,414  $  53,253  $  56,334                $  42,864
    Total assets........................     15,306     20,812     28,455     59,243     61,936                   48,713
    Capital lease
      obligations--non-current
      portion...........................        291        441      2,087      3,651      2,938                    3,226
    Accumulated deficit.................     (5,784)   (12,451)   (26,720)   (37,964)   (57,997)                 (73,615)
    Total stockholders' equity..........     11,127     13,230     18,319     43,441     48,530                   33,642

------------------------------

(1) Pro forma net loss per share information gives effect to the conversion of all Preferred Stock outstanding from the date of issuance. See Note 1 of Notes to Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND THE COMPANY'S FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

OVERVIEW


    SUGEN was founded in July 1991 to discover and develop new classes of small molecule drugs which target specific cellular signal transduction pathways. These signalling pathways are involved in a variety of chronic and acute pathological diseases, including cancer and diabetes as well as in dermatologic, ophthalmic, neurologic and immune disorders. The Company's most advanced product candidate is SU101, a PDGF TK signalling antagonist. The Company is in the process of completing the data analysis on a Phase II clinical trial for use of SU101 as a treatment for refractory malignant glioma and currently expects to initiate a Phase III clinical trial in this indication in late 1997, subject to FDA review of the planned trial design. A Phase II study of SU101 in combination with BCNU, the chemotherapy drug that is part of the standard treatment regimen in newly diagnosed brain cancer patients, was initiated recently, and the Company currently expects to initiate a Phase II clinical trial of SU101 in hormone refractory prostate cancer by the end of 1997. To date, over 140 patients have been treated with SU101 in seven Company-sponsored clinical trials including patients with brain, ovarian, prostate and non-small cell lung cancers. The Company is also conducting its initial Phase I clinical trial for its second cancer product candidate, SU5416, a Flk-1/KDR TK antagonist which inhibits angiogenesis (the process by which blood vessels are formed). In addition, the Company is conducting a Phase I clinical trial for SU5271, an EGF TK antagonist, for the treatment of psoriasis. Through June 30, 1997, all of the Company's revenue has been earned pursuant to collaborations with Zeneca, ASTA Medica, Allergan and Amgen. The Company intends to pursue its drug discovery programs independently and in collaboration with established pharmaceutical companies.


    The financial results for the six months ended June 30, 1997 reflect planned increases in operating expenses necessary for advancing multiple product candidates through the development process. The Company has not been profitable since inception and expects to incur substantial losses for the foreseeable future, primarily due to the expansion of preclinical and clinical development activities as more of its proprietary cancer-related programs progress toward and into the clinic. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. As of June 30, 1997, the Company's accumulated deficit was $73.6 million.

RECENT DEVELOPMENTS

    In September 1997, the Company completed the sale of $17.5 million principal amount of the Notes. The Notes were sold at par, mature on September 12, 2000 and bear interest at a rate of 5% per annum (payable in Common Stock or cash at the Company's option). Beginning on December 12, 1997, the Notes may be converted, together with accrued and unpaid interest and subject to certain limitations, into shares of Common Stock at a conversion price equal to the average of the two lowest trade prices of the Common Stock during the 20 trading days immediately preceding the date of conversion (the "Conversion Price"). Beginning January 19, 1998, the Conversion Price may not exceed 115% of the average closing bid price of the Common Stock for the 20 trading days immediately preceding such date. In connection with the issuance of the Notes, the Company issued warrants to purchase up to 332,500 shares of Common Stock at an exercise price of $16.74 per share. Cash and non-cash issuance costs (including the fair value of the warrants) totalled approximately $2.6 million and are recorded as deferred expenses to be amortized to expense over the term of the Notes. No purchaser of the Notes will be allowed to convert Notes and/or Warrants which would result in such person owning more than 4.9% of the then outstanding Common Stock.

    Upon the occurrence of certain events, at the election of the holders of the Notes, the Company may be required to redeem in cash all or a portion of the Notes at redemption prices which are at a premium to the face value of the Notes. If the Notes are not converted into Common Stock upon maturity in September 2000, the Notes will be exchanged for 13.75% five-year debentures. Pursuant to the terms of the Notes, in addition to other covenants, the Company has agreed to certain limitations on the incurrence of additional indebtedness.

RESULTS OF OPERATIONS

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1997 AND 1996

    CONTRACT REVENUES. The Company's revenues for the six months ended June 30, 1997 were $3.0 million. These results compare to revenues of $7.9 million for the same period in 1996. Revenues for the six months ended June 30, 1997 included contract revenue from the Allergan and Zeneca collaborations and contract services revenue earned under the ASTA Medica collaboration for services provided by ASTA Medica pursuant to the collaboration but on non-collaboration programs. In 1996, revenues included contract revenues earned from existing collaborations, set-up fees associated with the ASTA Medica collaboration and wind-down fees in connection with the termination of the Amgen collaboration agreement. The Company recognizes revenue from set-up fees and wind-down fees as the related activities are performed, which is generally over a twelve-month period or less. Through December 31, 1996, the set-up and wind-down fees from the ASTA Medica and Amgen collaborations, respectively, had been fully recognized as revenue. Going forward, the Company will not recognize any additional revenue under the Amgen collaboration and will recognize additional revenue under the ASTA Medica collaboration only upon the achievement of specified milestones and for services provided by ASTA Medica pursuant to the collaboration but on non-collaboration programs. As a result, 1997 contract revenue will continue to be lower than 1996 in the absence of additional collaboration agreements entered into during the current year. The Company is actively pursuing additional collaborations, but no assurance can be given as to the ability of the Company to enter such collaborations on a timely basis, or at all.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $16.6 million for the six months ended June 30, 1997, from $14.3 million for the same period in 1996. The increase during 1997 was primarily due to higher personnel related costs associated with the expansion of the Company's research and development programs. In addition, the progression of clinical trials, including expanded Phase I and Phase II clinical trials of the Company's lead anti-cancer compound, SU101, and the initiation of clinical trials under the Company's psoriasis program, contributed to higher expenses during 1997. Further, the continued advancement of multiple programs through preclinical development, including costs associated with the Company's June 1997 IND filing with the FDA for SU5416, an angiogenesis inhibitor, led to higher expenses in the first six months of 1997. The Company expects that its research and development expenses will continue to grow in future years due to the hiring of personnel, additional preclinical studies, the progression of SU101, SU5416 and other clinical trials, the initiation of new clinical trials on additional drug candidates, requirements under the Company's anticipated future collaborations and the expansion of the Company's facilities.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the six months ended June 30, 1997 were $3.0 million, and approximated the level of spending during the same period in 1996. The Company expects that its general and administrative expenses will continue to increase in order to support the Company's research and development efforts.

    INTEREST INCOME. Interest income for the six months ended June 30, 1997 was $1.3 million. The Company earned slightly higher interest income during 1997, despite the decline in interest rates from the same period in the prior year, due to higher investment balances arising primarily from issuances of the Company's capital stock. Interest expense for the six months ended June 30, 1997 was $344,000. For the first half of 1997, interest expense was slightly below the prior year level primarily due to the scheduled termination of some of the Company's leases. The Company expects that interest expense will continue to increase in future years due to the continued use of capital lease financing for equipment and facility improvements and due to the higher debt associated with the issuance of the Notes.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

    CONTRACT REVENUES. The Company's revenues for the years ended December 31, 1996, 1995 and 1994 were $13.7 million, $13.8 million and $6.3 million, respectively. Revenues for the year ended December 31, 1996 included an upfront fee and contract revenue from the Allergan collaboration, contract revenue from the Zeneca collaboration, the recognition of the balance of the $4.0 million technology set-up fee received in connection with the ASTA Medica collaboration and the $4.3 million wind-down fee associated with the termination of the Amgen collaboration. Through December 31, 1996, the set-up and wind-down fees from the ASTA Medica and Amgen collaborations, respectively, had been fully recognized as revenue. Revenues for 1995 included the recognition of a $5.0 million non-recurring technology set-up fee received upon the execution of the collaboration agreement with Zeneca and the partial recognition of the $4.0 million technology set-up fee received in connection with the ASTA Medica collaboration. The increase in revenues in 1995 over the preceding year was primarily due to revenue from the Zeneca collaboration.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for the years ended December 31, 1996, 1995 and 1994 were $29.8 million, $23.2 million and $17.1 million, respectively. The increase in 1996 was primarily due to higher personnel related costs associated with the expansion of the Company's research and development programs. In addition, the progression of clinical trials, including expanded Phase I studies of the Company's lead anti-cancer compound, SU101, contributed to higher expenses in 1996. Further, the increased clinical and preclinical development efforts, including activities associated with the December 1996 filing of the IND with the FDA for the clinical testing of SU5271 in the treatment of psoriasis, led to higher expenses in 1996. The increase in 1995 was also driven by expenses associated with additional personnel dedicated to the Company's research and development programs. In addition, the initiation of Phase I clinical trials of SU101 contributed to the growth in 1995 expenses.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the years ended December 31, 1996, 1995 and 1994 were $5.5 million, $5.1 million and $3.1 million, respectively. The increase in 1996 was primarily due to additional administrative staffing, related recruiting and relocation expenses and costs associated with the resignation of an officer. The increase in 1995 was primarily due to increased administrative staffing, additional costs incurred in connection with corporate development activities and higher expenses associated with the Company's reporting requirements as a result of becoming a publicly held company.

    INTEREST INCOME. Interest income for the years ended December 31, 1996, 1995 and 1994 was $2.5 million, $2.0 million and $529,000, respectively. These increases were due to higher investment balances arising primarily from issuances of the Company's capital stock. Interest expense for the years ended December 31, 1996, 1995 and 1994 was $691,000, $494,000 and $278,000,
respectively. These increases were primarily due to the Company's continued use of capital lease financing for equipment and property improvements related to the expansion of its facilities. A $1.0 million gain on the sale of the Company's investment in Selectide Corporation was included in other income during the twelve month period ended December 31, 1995.

    INCOME TAXES. The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been a "change in ownership" as described in Section 382 of the Internal Revenue Code. The Company believes that such a change in ownership has arisen as a result of the Company's initial public offering and/or subsequent sales of securities, including this Offering.

LIQUIDITY AND CAPITAL RESOURCES

    The Company had cash, cash equivalents and short-term investments of approximately $42.9 million at June 30, 1997 compared with approximately $56.3 million and $53.3 million at December 31, 1996 and 1995, respectively. The decrease in cash, cash equivalents and short-term investments during the six months ended June 30, 1997 was due primarily to operating losses. The increase in cash and investments during the year ended December 31, 1996 was primarily due to the $27.4 million generated from issuances of Common Stock, partially offset by the net loss for the year, after adjustments for non-cash items and the repurchase of the Company's Common Stock from Amgen as discussed above.

    Through June 30, 1997, the Company's principal sources of financing have been its initial and follow-on public offerings of Common Stock, placements of the Company's Preferred and Common Stock and funds received under the Company's corporate collaborations. Further, in September 1997, the Company completed the issuance of $17.5 million in Notes, generating net cash proceeds of $16.3 million. The Company's current principal sources of liquidity are its research and development collaborations with ASTA Medica, Zeneca and Allergan, its cash, cash equivalents and short-term investments and capital lease financing.

    The Company has entered into license and research agreements whereby the Company funds research projects performed by others or in-licenses compounds from third parties. Some of the agreements may require the Company to make milestone and royalty payments. Under these programs, commitments for external research funding are approximately $2.8 million and $1.9 million in 1997 and 1998, respectively. Most of these commitments are cancelable within a three to six month period and limit the amounts payable by the Company for sponsored research under the programs after notice of cancellation by the Company.

    From time to time, the Company evaluates potential acquisitions of, or investments in, complementary businesses, products or technologies. Currently, the Company is considering modest investments in such complementary businesses.

    Net additions of equipment and leasehold improvements for the six months ended June 30, 1997 and for the years ended December 31, 1996 and 1995 were $1.3 million, $1.7 million and $2.6 million, respectively, which included $1.1 million, $1.3 million and $2.6 million, respectively, of equipment and leasehold improvements financed through the Company's master lease agreements. In general, additions for 1996 and 1995 included facility expansion costs, the continued enhancement of the Company's laboratory capabilities and the costs associated with the Company's ongoing effort to maintain an up-to-date technology base. Additions in 1996 and 1995 also included a significant investment in state-of-the-art computer hardware and software to support the Company's genomics and bioinformatics programs. Under these capital leases and certain operating lease arrangements, as of December 31, 1996 the Company had lease commitments of $8.6 million through 2001. In March 1997, the Company secured an additional capital lease line in the amount of $3.5 million for the purchase of equipment and facilities improvements. At June 30, 1997, the Company had $2.6 million available under this line. The Company intends to fund future capital expenditures principally through lease financing or other debt arrangements, although there can be no assurance that such financing will be available.

    The Company expects that its capital additions and equipment purchases for 1997 will be higher than that of the prior year primarily due to anticipated facility improvements to its laboratory and office space. In June 1997, the Company entered into a build-to-suit facility lease agreement. Construction of the new facility is targeted for completion during the fourth quarter of 1998, which coincides with the expiration of the Company's current facility leases. Although the Company has not expended significant amounts to date, the Company expects to invest in facility improvements and incur move related costs during 1998 as it approaches building completion. Accordingly, it is expected that the Company's capital lease obligations and related interest expense as well as its depreciation expense will increase in future periods.

    The Company estimates that its existing capital resources, including the net proceeds from the issuance of the Notes in September 1997 and after giving effect to the anticipated net proceeds from the Offering, together with facility and equipment financing, expected revenues from current collaborations and net income from investment activities, will be sufficient to fund its planned operations into 2000. However, there can be no assurance that the underlying assumed levels of revenue and expense will prove accurate. Whether or not these assumptions prove to be accurate, the Company will need to raise substantial additional capital to fund its operations. The Company intends to seek such additional funding through collaborative arrangements, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to stockholders may result. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other partners, such arrangements may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself. If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate one or more of its research or development programs, which could have a material adverse effect on the Company.

                                    BUSINESS

OVERVIEW

    SUGEN is a biopharmaceutical company focused on the discovery and development of small molecule drugs which target specific cellular signal transduction pathways. These signalling pathways are regulated by cell-surface receptors or intracellular signalling molecules known as TKs, TPs and STKs, three of the largest known families of receptors in the body and key regulators of critical cellular functions. Aberrant signalling of TKs, TPs and STKs has been shown to result in a variety of chronic and acute pathological diseases, including cancer and diabetes as well as in dermatologic, ophthalmic, neurologic and immune disorders. The Company believes that compounds designed to target certain kinases and phosphatases and inhibit enzyme activity or prevent the binding of downstream signalling molecules make attractive therapeutic product candidates. The Company's research and development efforts in signal transduction are based upon the pioneering accomplishments of SUGEN's founding scientists, Dr. Axel Ullrich of MPI and Dr. Joseph Schlessinger of NYU.


    SU101, the Company's most advanced product candidate, is a PDGF TK signalling antagonist. Imbalances in the PDGF TK signalling pathway have been shown by SUGEN and others to be implicated in certain types of cancers. The Company is in the process of completing the data analysis on a Phase II clinical trial for use of SU101 as a treatment for refractory malignant glioma and currently expects to initiate a Phase III clinical trial in this indication in late 1997, subject to FDA review of the planned trial design. A Phase II clinical trial of SU101 in combination with BCNU, the chemotherapy drug that is part of the standard treatment regimen in newly diagnosed brain cancer patients, was initiated recently, and the Company currently expects to initiate a Phase II clinical trial of SU101 in hormone refractory prostate cancer by the end of 1997. To date, over 140 patients have been treated with SU101 in seven Company-sponsored clinical trials including patients with brain, ovarian, prostate and non-small cell lung cancers.


    The Company is also conducting its initial Phase I clinical trial for its second cancer product candidate, SU5416, a Flk-1/KDR TK antagonist which inhibits angiogenesis (the process by which blood vessels are formed). The pharmaceutical industry has long sought tumor-specific inhibitors of angiogenesis with low toxicity profiles because, theoretically, inhibiting angiogenesis may limit tumor growth, extend the period of disease-free remission in patients who respond to front-line therapy and reduce the potential for metastases. Potential oncology applications for angiogenesis include treatments for most solid tumor types. SUGEN is also pursuing five additional cancer-related drug development programs, including GRB2, Raf and orally available PDGF TK inhibitor programs, in all of which lead compounds are now undergoing IN VIVO pharmacology studies.

    SUGEN is also applying its drug discovery and development platform to areas outside oncology, including dermatology, ophthalmology, rheumatoid arthritis, cardiovascular disease, diabetes, neurodegenerative diseases and immunology. The Company is conducting a Phase I clinical trial for SU5271, an EGF TK antagonist, for the treatment of psoriasis.


    SUGEN employs a target-driven approach to drug discovery and development. The Company believes that the receptors and molecules that play a causative role in disease states are attractive targets for drug design and development. SUGEN's drug discovery platform consists of: (1) target identification, using advanced genomics techniques and the Company's proprietary bioinformatics program; (2) target validation in relevant IN VIVO disease models; (3) whole cell or other assay design and target-driven screening of compounds for leads; and (4) lead optimization using crystallography and computational chemistry. The Company believes that its drug discovery and development platform may reduce the cost, time and risk associated with bringing potential products to market by rationally screening for potent and specific drug leads in the early stages of discovery and optimizing pharmacologic features in the later stages of drug development, thereby reducing the incidence and severity of side effects.


    SUGEN is concurrently pursuing two business strategies for commercialization of its products and technologies. In the cancer field, SUGEN intends to build a vertically integrated oncology business in North America, with the objective of bringing to market a family of target-specific signal transduction inhibitors proprietary to SUGEN. To market its products effectively, the Company currently intends to build a focused U.S. salesforce to target the major cancer treatment centers. The Company plans to seek additional corporate partners to fund product development and commercialize its products in Europe and Asia. This strategy is exemplified by the Company's collaboration with ASTA Medica for the Pan-Her antagonist program and the Raf antagonist program for the treatment of certain cancers. ASTA Medica has been granted marketing rights to these programs in Europe and South America. While the Company generally intends to retain rights to its cancer programs in North America, SUGEN is funding a portion of its ongoing cancer research through a collaboration with Zeneca for the development of five undisclosed cancer targets. Pursuant to its agreement with Zeneca, the Company will have the opportunity to obtain profit participation rights in the North American market by contributing to clinical development costs as incurred and will receive milestone payments and royalties on worldwide sales.


    Outside of oncology, the Company's strategy is to seek corporate collaborations or joint ventures to which SUGEN contributes validated targets, screening technologies and drug leads while the partner provides the disease-specific and drug development expertise as well as marketing experience, in addition to providing funding to bring potential products to market. As part of this strategy, the Company entered into a collaboration with Allergan for angiogenesis inhibition in ophthalmic applications.


OVERVIEW OF CELLULAR SIGNAL TRANSDUCTION PATHWAYS

    The last decade of research has led to an increased understanding of how cells communicate with each other to coordinate the growth and maintenance of the multitude of tissues within the human body. A key element of this communication network is the transmission of a signal from the exterior of a cell to its nucleus, which results in the activation or suppression of specific genes. This process is called signal transduction. An integral part of signal transduction is the interaction of ligands, receptors and intracellular signal transduction molecules ("downstream signalling molecules").

    Ligands are chemical messengers, usually released by one cell to communicate with a target cell by binding to specific receptors on the target cell's surface. A receptor generally takes the form of a protein that straddles a cell's membrane, with its "ligand binding domain" protruding out of the cell and its "intracellular domain" anchored inside the cell. When a ligand binds to its receptor, the newly formed receptor/ligand complex triggers the activation of a cascade of downstream signalling molecules, thereby transmitting the message from the exterior of the cell to its nucleus. When the message is received in the nucleus, it dictates the activation or suppression of specific genes, resulting in the production of proteins that carry out a specific biological response. Depending on the specific ligand, receptor and downstream signalling molecules, the resulting signalling cascade controls diverse and distinct cellular processes. For example, metabolic changes can be effected by a ligand such as insulin which, after binding to the insulin receptor, activates a specific set of downstream signalling molecules within the cell, ultimately leading to the regulation of glucose uptake and other insulin-associated functions.

TYROSINE KINASES, TYROSINE PHOSPHATASES AND SERINE-THREONINE KINASES IN SIGNAL
  TRANSDUCTION

    Kinases and phosphatases are classes of signalling molecules that are central to the healthy functioning of all tissues. The Company's research focus in this area has been on TKs, TPs and selected STKs. At present, there are approximately 100 known human TKs, including Her2, PDGF TK, insulin receptor ("insulin TK"), EGF TK, macrophage colony stimulating factor receptor and nerve growth factor receptor, all of which have been cloned over the last seventeen years. TPs were not discovered until 1988, and at present there are approximately 50 known human TPs.

    Generally, when a ligand binds to receptor TKs, the receptors must dimerize (join in pairs at the cell surface) to become activated. This coupling activates a specific enzyme activity which resides within the intracellular domain of each TK. Upon activation, the TKs commence cross-phosphorylation, a process whereby phosphates (highly charged particles) are enzymatically added to specific sites on each of the TKs. These phosphates serve as attachment sites at which specific downstream signalling molecules interact with the TKs. Many of these downstream signalling molecules in turn become phosphorylated themselves, enabling them to recruit their own substrates and thus pass on the signal. Depending on the specific ligand and receptor, the resulting signalling cascade leads to changes in gene expression or affects other cellular systems that ultimately determine if the cell is to grow, mature, migrate, metabolize or survive.

    Complementing TKs are TPs, which were first characterized in detail by Dr. Edmond H. Fisher, a 1992 Nobel Laureate, SUGEN collaborator and member of SUGEN's Science Advisory Board. While the TKs phosphorylate target proteins to exert their activity, the TPs remove phosphates ("dephosphorylate") from target proteins, thereby regulating the activity of the TKs. Generally, when a receptor TK is activated by its ligand, a given biologic response is triggered. Conversely, when a TP is activated, there is usually down regulation of a given biologic response. In this manner, TKs can be visualized as the "gas pedal" and TPs as the "brake pedal" for numerous biological processes. Many cellular responses are thus regulated by the balance between specific TKs and TPs.

    The most abundant kinases in the cell are STKs, enzymes which phosphorylate serine and threonine residues. STKs are involved in controlling the cell cycle, the response of the cell to environmental stress, the development of certain cells and tissues, and other processes such as metabolism. Many STKs, for example, Raf kinases, act downstream in signal transduction cascades initiated by TKs, while others integrate signals originating from other classes of receptors, such as G protein-coupled receptors.

DISEASES AND DISORDERS RELATED TO TK, TP AND STK SIGNALLING PATHWAYS

    TKs, TPs, STKs and their signalling pathways play key roles in a variety of normal cellular functions involving virtually every cell type in the body. Examples include the growth of epithelial cells (skin and lining tissues of internal organs), angiogenesis, hematopoiesis, proliferation of connective tissue cells (fibroblasts), survival and differentiation of nerve cells, regeneration of tissues during wound healing and regulation of the energy metabolism of all cells. While normal cellular function involves a balance between kinase and phosphatase activity, imbalances between these molecules have been shown to result in a variety of chronic and acute pathological conditions, including cancer and diabetes as well as in dermatologic, ophthalmic, neurologic and immunologic disorders.

    The close association of TKs, TPs and STKs with disease make them attractive targets for drug discovery and therapeutic intervention. The intracellular domains where enzymatic activity occurs can be targeted with great selectivity by drugs that inhibit enzyme activity or that prevent the binding of downstream signalling molecules to the phosphorylated receptor. Critical points further downstream in the signalling cascade may also be viable targets since selective intervention at these points can prevent the message from reaching its final destination in the nucleus.

PRODUCT DEVELOPMENT PROGRAMS


    TKs, TPs, STKs and their biological signalling pathways are implicated in a broad number of diseases. SUGEN focuses its product development efforts on those areas which represent significant market opportunities and for which the disease processes and signalling pathways are well understood. The Company has several novel product candidates in various stages of development for disease areas in which there is a critical need for major advances in efficacy and safety over currently available therapies. These diseases include cancer as well as diabetes, psoriasis and cardiovascular, immunologic and neurologic disorders. The Company is in the process of completing the data analysis on a Phase II clinical trial for use of SU101 as a treatment for refractory malignant glioma and currently expects to initiate a Phase III clinical trial in this indication in late 1997, subject to FDA review of the planned trial design. A Phase II study of SU101 in combination with BCNU, the chemotherapy drug that is part of the standard treatment regimen in newly diagnosed brain cancer patients, was initiated recently, and the Company currently expects to initiate a Phase II clinical trial of SU101 in hormone refractory prostate cancer by the end of 1997. The Company is also conducting its initial Phase I clinical trial for its second cancer product candidate, SU5416, a Flk-1/KDR TK antagonist which inhibits angiogenesis.

    The following table outlines SUGEN's development and research programs which are being pursued either independently by SUGEN or in collaboration with the Company's partners:


------------------------------------------------------------------------------------------------------------------------
             PROGRAM                       INDICATION(S)                 STATUS(1)                    RIGHTS
------------------------------------------------------------------------------------------------------------------------
                                                         CANCER
------------------------------------------------------------------------------------------------------------------------
 SU101                             Refractory malignant glioma     Initiating Phase III   SUGEN
 PDGF TK Antagonist                -Monotherapy
                                   Newly diagnosed malignant       Phase II               SUGEN
                                   glioma
                                   -Combination therapy
                                   Prostate cancer                 Initiating Phase II    SUGEN
                                   Ovarian and non-small cell      Phase I/II             SUGEN
                                   lung cancers
------------------------------------------------------------------------------------------------------------------------
 SU5416                            Angiogenesis inhibition         Phase I                SUGEN
 Flk-1/KDR TK Antagonist           -Most solid tumor types
------------------------------------------------------------------------------------------------------------------------
 Raf Antagonist                    Pancreatic, bladder cancers     Lead compounds         ASTA Medica
                                                                                          Europe and South America
                                                                                          SUGEN
                                                                                          United States and rest of
                                                                                          world
------------------------------------------------------------------------------------------------------------------------
 Orally available PDGF TK          Malignant glioma, prostate,     Lead compounds         SUGEN
 Antagonists                       ovarian and non-small cell
                                   lung cancers
------------------------------------------------------------------------------------------------------------------------
 Pan-Her Antagonist (formerly      Breast, ovarian, gastric,       Lead compounds         ASTA Medica
 Her2 Antagonist)                  lung, head and neck, prostate                          Europe and South America
                                   cancers                                                SUGEN
                                                                                          United States and rest of
                                                                                          world
------------------------------------------------------------------------------------------------------------------------
 GRB2 Antagonist                   Multiple TK-driven tumors       Lead compounds         SUGEN
------------------------------------------------------------------------------------------------------------------------
 Met TK Antagonist                 Stomach, colorectal and lung    Screening              SUGEN
                                   cancers
------------------------------------------------------------------------------------------------------------------------
 Five undisclosed cancer targets   Certain major cancers           Research and           Zeneca
                                                                   screening
------------------------------------------------------------------------------------------------------------------------
 Other proprietary programs        Various cancers                 Research and           SUGEN
                                                                   screening
------------------------------------------------------------------------------------------------------------------------
                                                     OTHER PROGRAMS
------------------------------------------------------------------------------------------------------------------------
 SU5271                            Psoriasis                       Phase I                SUGEN
 EGF TK Antagonist
------------------------------------------------------------------------------------------------------------------------
 Insulin TP Antagonist             Diabetes Type I/Type II         Preclinical            SUGEN
------------------------------------------------------------------------------------------------------------------------
 Immunology targets                Immune suppression, acute       Research and           SUGEN
                                   inflamation                     screening
------------------------------------------------------------------------------------------------------------------------
 Flk-1/KDR TK Antagonist           Rheumatoid arthritis            Preclinical            SUGEN
 (other targets)
------------------------------------------------------------------------------------------------------------------------
 Flk-1/KDR TK Antagonist           Angiogenesis inhibition in      Preclinical            Allergan
 (other targets)                   ophthalmology
                                   -Diabetic retinopathy
                                   -Macular degeneration
------------------------------------------------------------------------------------------------------------------------
 Neurology targets                 Neurodegenerative diseases      Research and           SUGEN
                                                                   screening
------------------------------------------------------------------------------------------------------------------------
 PDGF TK Antagonist                Cardiovascular diseases         Lead compounds         SUGEN
 (and other targets)
------------------------------------------------------------------------------------------------------------------------


(1)        "Research"          Cloning and characterization of novel TKs, TPs, STKs and related downstream signalling molecules (Target Identification) and validation of the role, if any, of those molecules in a given disease (Target Validation).
           "Screening"         Screening to identify lead compounds.
           "Lead Compounds"    Evaluating drug leads and/or natural product extracts in relevant IN VITRO cellular models including genetically engineered cell lines, as well as EX VIVO human tissues and IN VIVO animal models.
           "Preclinical"       Pharmacology and toxicology testing in preclinical models, drug formulation and manufacturing scale-up to gather necessary data to comply with applicable regulatory protocols prior to submission of an IND with the FDA.

    See "Risk Factors" for a discussion of certain risks related to the development of potential products.

CANCER

    Research over the past 20 years has reinforced the view that cancer is a disease involving damage, loss or amplification of specific genes. Moreover, of the numerous oncogenes identified to date, many appear to be abnormal versions of TK and STK signalling pathway components, such as ligands, TKs or STKs or downstream signalling molecules. These discoveries have led to the realization that dysfunctional TK or STK signalling pathways play an integral role in cancer. More recently, TPs have been implicated as potential tumor suppressor genes due to their ability to counteract the activity of TKs.

    As a result of the close linkage between TK, TP and STK aberrations and cancer, SUGEN believes that certain cancers can be recategorized according to specific TK, TP and STK signalling pathway defects rather than merely by physical location in the body (e.g., breast, lung, brain). Several observations support this approach. For example, TK overexpression is not a transient phenomenon. Cancer cells that exhibit TK overexpression do so continuously. In addition, in many cases a cancer cell exhibits heavy overexpression of only one TK. For instance, when cancer cells metastasize from a Her2-dependent tumor and establish themselves at a remote site in the body, the distal tumor has also been observed to overexpress Her2. Furthermore, SUGEN has shown that certain tumor cells that overexpress a TK are more sensitive to TK inhibitors than normal cells. The Company believes that these observations are the basis for a new approach to cancer therapy which might commence with a sample of biopsy material being sent to a pathology lab for gene expression profiling in order to determine the nature of the cellular abnormality, such as overexpression of a TK. This diagnosis could then be used to select the appropriate target-specific signal transduction inhibitor for treatment.

    Many of the cancers that SUGEN's programs are addressing have patient subsets with extremely poor prognoses and no alternative for effective treatment. For example, in certain cancers of the brain, breast, ovary and pancreas, patient subsets can be defined in advance for which the average survival time is short. By focusing on these patients initially, the Company believes that it may be able to demonstrate statistically significant efficacy with relatively small patient numbers and possibly shortened clinical trial duration if the compounds prove to be active. See "Risk Factors--Government Regulation; No Assurance of Regulatory Clearance."


    SU101/PDGF TK ANTAGONIST. SU101 is a small synthetic molecule which inhibits the platelet-derived growth factor receptor signalling pathway. PDGF is a growth factor ligand that stimulates the growth of a variety of cell types through binding to the PDGF TK. The PDGF TK was first cloned by a group of collaborators led by Dr. Ullrich in 1983. In December 1994, the Company filed its first IND with the FDA for SU101, a PDGF TK signalling antagonist. To date, over 140 patients have been treated with SU101 in seven Company-sponsored clinical trials. The Company is in the process of completing the data analysis on a Phase II clinical trial for use of SU101 as a treatment for refractory malignant glioma and currently expects to initiate a Phase III clinical trial in this indication in late 1997, subject to FDA review of the planned trial design. A Phase II clinical trial of SU101 in combination with BCNU, the chemotherapy drug that is part of the standard treatment regimen in newly diagnosed brain cancer patients, was initiated recently, and the Company currently expects to initiate a Phase II clinical trial of SU101 in hormone refractory prostate cancer by the end of 1997. Based on Phase I and II data, the Company may conduct additional Phase II clinical trials in astrocytoma (a type of primary brain cancer), ovarian and non-small cell lung cancers.


    To expedite the commercialization of SU101, the Company is focusing its initial development efforts on malignant glioma, a highly aggressive brain tumor, and selected other solid tumor patient populations with very poor prognoses. A subset of each of these cancers appears to be correlated with aberrant PDGF TK signalling. Malignant glioma patients and refractory ovarian patients have a mean survival time of approximately nine months and less than 12 months, respectively. Given the poor prognoses for these patients, the Company believes that FDA approval could potentially be obtained based on smaller-scale clinical trials than are typically required for approval of NDAs. There can be no assurance, however, that the Company will be able to rely on smaller-scale clinical trials to expedite the commercialization of SU101 for these patient populations. SUGEN believes SU101 may also have applications in other cancers that involve aberrant PDGF TK signalling, including prostate, ovarian and non-small cell lung cancers.

    In March 1997, the U.S. patent office issued to SUGEN a patent on the formulation of SU101. In addition, the Company has received notices of allowance for two applications containing claims relating to the use of SU101 in treating certain PDGF TK related cancers and tumors. However, there can be no assurance that these patents will issue in a timely manner, or at all. The Company has filed additional patent applications in the United States and abroad claiming the method of treating PDGF TK driven cancers with SU101. The Company presently does not know if commercialization of SU101 will infringe certain patents issued to a large pharmaceutical company but believes that these patents may be subject to claims of invalidity as they relate to SU101. See "--Patents and Proprietary Technology."

    SU5416/FLK-1/KDR TK ANTAGONIST. Formation of the body's network of blood vessels, or angiogenesis, occurs throughout childhood. This process generally stops once a person reaches adulthood. Exceptions exist during wound healing and the menstrual cycle. Angiogenesis is re-triggered in adults, however, during certain pathological conditions including tumor formation and metastasis, and in certain ophthalmic disorders, including diabetic retinopathy and macular degeneration. The pharmaceutical industry has long sought small molecule inhibitors of angiogenesis with low toxicity profiles because, theoretically, inhibiting angiogenesis may limit tumor growth, extend the period of disease-free remission in patients who respond to front-line therapy and reduce the potential for metastases. The potential markets for such a product include all patients with solid tumors where angiogenesis inhibition may play a role as an important adjunctive therapy, and in patients with metastatic disease.

    SUGEN and its collaborators have identified the Flk-1/KDR TK as a receptor for vascular endothelial growth factor ("VEGF") and as a major regulator of angiogenesis. Blocking Flk-1/KDR TK activity blocks the ability of most tumors to stimulate formation of blood vessels and thus deprives the tumor of necessary nutrients. In preclinical studies conducted by researchers at SUGEN and collaborating laboratories, small molecule inhibitors of the Flk-1/KDR blocked VEGF-dependent angiogenesis, as well as vascular permeability. Additionally, human endothelial cells were prevented from undergoing cell division that is required for the formation of new blood vessels. In June 1997, the Company filed an IND in cancer for SU5416, a drug developed from the Company's Flk-1/KDR TK angiogenesis inhibitor program that addresses patients with solid tumors and may also have application as an anti-metastasis agent. Phase I clinical trials in patients with solid tumors were initiated in September 1997.

    The Company has established an exclusive research and licensing agreement with the MPP to support the work of Dr. Werner Risau, a SUGEN consultant and a director of MPP, and his laboratory. Dr. Risau is one of the leading researchers in the field of angiogenesis. In collaboration with the laboratories of Dr. Risau and Dr. Ullrich, SUGEN is conducting further studies into the mechanisms of angiogenesis, including the identification of additional TK and TP related signalling pathways involved in angiogenesis.

    GRB2 ANTAGONIST. Growth factor receptor binding protein 2 ("GRB2"), a downstream signalling adaptor molecule, was originally cloned by Dr. Schlessinger's laboratory. GRB2 has been shown to be an essential element in the signal transduction pathway of many TKs, particularly as a link between TKs and Ras. (See "Raf Antagonist" below.) SUGEN is investigating the role of GRB2 in linking TK signalling to Ras activation in certain TK induced cancers, with the belief that inhibition of GRB2 might be of therapeutic benefit for a broad range of cancers typified by an activation of the TK-Ras pathway. In April 1997, the U.S. patent office issued a patent on SUGEN's proprietary cancer target GRB2. Other patent claims with respect to this target have also been filed.

    SUGEN has developed proprietary assays for high-throughput screening for GRB2 inhibitors and has now identified a novel class of signal transduction inhibitors that act by blocking the function of the GRB2 adaptor protein. IN VITRO studies indicate that SUGEN's GRB2 inhibitors act as cytostatic agents, causing cancerous cells to cease multiplying or enter programmed cell death (apoptosis). Preliminary IN VIVO studies indicate efficacy in tumor growth inhibition with identified lead compounds.

    PAN-HER ANTAGONIST (FORMERLY HER2 ANTAGONIST). Her2 is a TK, first cloned by Dr. Ullrich, which is believed to play an important role in certain aggressive breast, ovarian, gastric and lung cancers. Dr. Ullrich and

Dr. Dennis Slamon of the University of California at Los Angeles Medical Center and member of SUGEN's Science Advisory Board have established the clinical relevance of overexpression of Her2 in human breast and ovarian cancers. In their study of approximately 200 patients, it was found that almost 30% of breast and ovarian cancer patients overexpress Her2 and that high levels of Her2 in a patient's tumor correlated with reduced survival time. Since that time, subsets of other types of human tumors have been shown to express high levels of Her2, including gastric and lung cancers. Animal data from several laboratories has demonstrated that the suppression of Her2 activity has a significant inhibitory effect on tumor growth, validating Her2 as a target for cancer therapy in the subset of patients that overexpress this TK.

    Monoclonal antibodies targeting Her2, including one developed by Dr. Ullrich, are currently in clinical trials by others for certain cancers. While the Company believes that these trials may serve to validate the concept of targeting aberrant TKs in cancer, SUGEN believes that a small molecule inhibitor of Her2 which also blocks the closely related Her1 and Her4 receptors (thus, a Pan-Her antagonist) has the potential to be a more attractive therapy. SUGEN has identified a number of potentially highly potent and specific small molecule inhibitors of Pan-Her. The Company is currently testing several of these molecules in animal models. The Company is pursuing its Pan-Her antagonist program in collaboration with ASTA Medica.

    ORALLY AVAILABLE PDGF TK ANTAGONIST. SUGEN is committed to developing an orally active small molecule inhibitor of the PDGF TK signalling pathway. From a commercialization standpoint, an orally active compound may be complementary to SU101 in that it may be developed for use as a chronic therapy. The Company currently has several small molecule inhibitors of the PDGF TK signalling pathway which IN VIVO animal studies appear to be orally available and may have the potential to treat numerous PDGF TK-driven proliferative disorders, especially cancers. The PDGF TK also appears to be involved in both restenosis of blood vessels after clearance by angioplasty, and more broadly in atherosclerosis.

    RAF ANTAGONIST. Raf, an STK, is a downstream signalling molecule through which numerous signalling pathways have been found to converge. Raf is known to interact with the oncogene Ras, and is required in order for Ras to relay its signals. The Ras oncogene has long been known to play an integral role in certain cancers, and may be involved in over 20% of all tumors including approximately 90% of pancreatic tumors. Moreover, Ras has drawn the attention of the pharmaceutical industry for many years because of its frequent mutational activation in tumor cells. However, since its biochemical activity and upstream activators were not well defined, the search for Ras inhibitors has proved difficult. In contrast, the Company believes that Raf is a more suitable target for therapeutic intervention.

    Dr. Ulf Rapp, Director of Molecular Biology at the University of Wurzburg, Germany, a SUGEN consultant and the discoverer of Raf, has demonstrated that inhibition of Raf blocks the tumor-forming potential of Ras. SUGEN has developed proprietary Raf-based assays and is screening for small molecule inhibitors of Raf. The Company believes that drugs that inhibit Raf signalling may arrest tumors driven by excessive Ras activity. The Company is pursuing its Raf Antagonist program in collaboration with ASTA Medica.

    MET TK ANTAGONIST. Overexpression of Met TK may be implicated in a significant portion of tumors of the lung, stomach and colon. Moreover, Met TK may play a role in the metastasis of solid tumors. SUGEN has recently completed target validation studies on Met TK and has commenced screening against this target.

PSORIASIS

    Psoriasis is a chronic skin disorder that affects approximately four million people in the United States, and annual treatment costs in this country are estimated at over $1.5 billion. There are few currently available drugs for this disease that offer satisfactory efficacy and safety. Hyperproliferation of keratinocytes contributes to psoriasis, and research by SUGEN and others has demonstrated that EGF TK signalling is required for the growth of keratinocytes. SUGEN's research in psoriasis was conducted in part by Hebrew University of Jerusalem.

    SU5271/EGF TK ANTAGONIST. SU5271, a selective inhibitor of EGF receptor signalling, represents the first extension of SUGEN's drug discovery platform into the field of dermatology. SUGEN has received an exclusive, worldwide license from Zeneca for the dermatologic uses of SU5271 and has also filed patent applications of its own with respect to this compound.

    The Company is currently conducting Phase I clinical trials to evaluate the safety of the topical use of SU5271 in psoriatic patients at Mount Sinai Hospital in New York. SU5271 is a synthetic small molecule signal transduction inhibitor that blocks keratinocyte growth.

ANGIOGENESIS INHIBITION IN OPHTHALMOLOGY

    A number of ophthalmological disorders involve neovascularization of different regions of the eye. Since Flk-1/KDR TK is known to be important in other neovascularization processes (such as in tumors), it may also play a crucial role in ocular neovascularization. Thus, Flk-1/KDR TK inhibitors might be therapeutically beneficial for treating ophthalmic disorders. In October 1996, the Company signed a collaboration agreement with Allergan to identify, develop and commercialize novel angiogenesis inhibitors for the treatment of ophthalmic diseases. Flk-1/KDR TK and other angiogenesis targets are currently under evaluation.

DIABETES

    Both Type I and Type II diabetes are characterized by pathologically high levels of blood glucose due to inefficient cellular uptake and metabolism of glucose. Type I diabetes is characterized by insufficient levels of insulin and is thought to be caused by the autoimmune destruction of the pancreatic cells that make insulin. In contrast, Type II diabetics often produce elevated levels of insulin, although this insulin does not seem to have sufficient effect. All Type I and some Type II diabetics are treated with insulin. The long-term side effects of diabetes and of insulin therapy can be severe.

    Dr. Ullrich was the first to clone the TK receptor to which insulin binds. In a normal state, the body secretes insulin which in turn binds to the insulin TK. These events activate the insulin TK signalling pathway, resulting in cellular uptake of glucose and glucose metabolism. In Type I and Type II diabetes, the TK signalling mechanism is impaired. Certain TPs appear to be involved in down regulating (dephosphorylating) the insulin TK signalling pathway. SUGEN believes that a small molecule which specifically inhibits these TPs may increase insulin TK signalling, thereby increasing glucose uptake and metabolism.

    SUGEN's animal studies with its lead phosphatase inhibitor compounds have demonstrated the ability of its initial lead compounds to lower blood glucose levels with efficacy comparable to currently available drugs. These compounds will serve as the starting point for medicinal chemistry and drug development with the aim of producing an optimized drug candidate to go forward into clinical development. Based on the mechanism of action of these compounds and their oral availability, the Company believes that it now has the opportunity to develop drug candidates for the treatment of both Type II (non-insulin dependent) and Type I (insulin dependent) diabetes.

NEUROLOGY

    TKs, TPs and their signalling pathways are known to play key roles in the maintenance of the central and peripheral nervous systems. Several known neurotrophic factors bind to TKs, and thereby regulate differentiation and survival of neurons. SUGEN has identified novel TKs and TPs whose expression is restricted to the nervous system and which may serve as therapeutic targets for intervention in neurological diseases. SUGEN has also identified lead compounds that act as selective TP inhibitors and are able to stimulate neuron differentiation in IN VITRO models.

IMMUNOLOGY


    The role of TKs in the generation and maintenance of the human immune system has been established by a number of researchers in different laboratories around the world. SUGEN has developed a number of immunology related assays which it is screening against its library of compounds and extracts. For example, ZAP-70, an intracellular TK, appears to be a primary regulator of the generation and function of the T-lymphocyte cell population of the immune system. This TK and other signal transduction molecules in the immune system represent potential drug discovery targets for identifying novel immunosuppressive and immuno-modulating drugs. The primary clinical indications that the Company is focusing on in immunology are immune suppression and acute inflamation.


SUGEN'S DRUG DISCOVERY TECHNOLOGY

    SUGEN's goal is to discover and develop drugs that target specific TKs, TPs, STKs or related downstream signalling molecules. SUGEN's drug discovery effort is focused primarily on the discovery of small molecule drugs derived from synthetic compound libraries and collections of natural product extracts, including microbes, fungi and plants. As compared to biologic pharmaceuticals such as proteins, peptides and carbohydrates, small molecules often offer advantages as potential drugs. Small molecules can more easily penetrate cell membranes and the blood brain barrier, can often be delivered orally, and can be less immunogenic. These molecules also tend to involve substantially lower process development and manufacturing costs. Using inhibition of TK phosphorylation in a whole cell environment as an initial screening criterion, SUGEN has been able to identify lead compounds in a number of its programs that penetrate the cell easily, show minimal cytotoxicity and demonstrate potent and selective activity on given targets.


    SUGEN's process of drug discovery includes the following steps, regardless of disease area: (1) target identification, using advanced genomics techniques and the Company's proprietary bioinformatics program; (2) target validation in relevant IN VIVO disease models; (3) whole cell or other assay design and target-driven screening of compounds for leads; and (4) lead optimization using crystallography and computational chemistry. The Company's in-house research teams also work closely with NYU, MPI and Max-Planck-Institut fur Physiologische und Klinische Forschung ("MPP") in target identification and target validation. In this case, the remaining steps of this process are conducted primarily by SUGEN or by its corporate partners.


TARGET IDENTIFICATION

    SUGEN's genomics efforts are focused exclusively on certain families of signal transduction genes, which make up approximately one percent of the entire human genome. These families include the TKs, TPs, STKs, adaptor molecules and certain other important molecules involved in cellular signalling. Within this specific area of focus, SUGEN identifies and defines the function of novel genes and their protein products, and in turn assesses their utility as targets for therapeutic intervention against diseases of interest to the Company.

    SUGEN believes that substantially the entire human genome will be sequenced within a few years, and most of that sequence data will be available on public databases or elsewhere. SUGEN's target identification effort, therefore, is focused on determining the function of novel genes. In this regard, SUGEN has made a strategic commitment to its bioinformatics platform, representing a bridge between abundant gene sequence data and disease-relevant discoveries.

    SUGEN's bioinformatics program starts with a physical repository of the approximately 200 known signal transduction genes in addition to other genes discovered by SUGEN but not published to date. SUGEN also has a proprietary panel of oligonucleotide primers capable of recognizing genes that are minimally related to genes already in the SUGEN library. All of this information is supported by an in-house massively parallel computer processing platform capable of approximately 68,000 million instructions per second (mips) throughput. Using sophisticated pattern recognition algorithms, SUGEN is able to rapidly mine the public databases looking for new sequence material of interest, for the complete sequences of gene fragments identified from cells of interest, for additional members of newly discovered families of signal transduction genes, or for homologs of human genes in non-human genome databases that could provide quick insights into the function of the new human gene.

    SUGEN has used this bioinformatics platform to develop a proprietary technology called transcript imaging, for which the Company has filed for patent protection. This technology enables SUGEN researchers to take a small sample of cells or tissue of interest and to obtain rapidly a systematic analysis of the expression levels in the sample of every TK and TP in SUGEN's library. Transcript imaging allows SUGEN to identify quickly signalling pathways that play key roles in specific cell types and, more importantly, to compare diseased cells to healthy cells in order to determine where aberrant signalling may play a causative role in a disease. For example, if a particular signal transduction gene is heavily overexpressed in a significant proportion of samples of a specific tumor type, that gene becomes a potential candidate for target validation. If the gene can subsequently be validated as playing a causative role in these tumors, it may be adopted as a target for drug discovery. SUGEN believes that transcript imaging also has the potential to become an important diagnostic tool, an opportunity which SUGEN may seek to pursue in partnership with an established diagnostics company.

    Using both in-house bioinformatics and molecular biology capabilities, SUGEN and its collaborators have discovered more than 15 TKs, 15 TPs and 135 STKs for which the Company has filed or intends to file patent applications.

TARGET VALIDATION

    A primary challenge in SUGEN's target-driven drug discovery is to progress as efficiently as possible from identifying a potential new target to verifying that a drug which specifically acts on that target could have a significant therapeutic benefit in the treatment of a given disease. Within this process, "target validation" is a crucial step before committing resources to assay development and screening for target-specific drug leads. The first step in validating a novel target usually involves developing a battery of proprietary reagents, including truncated or point-mutated genes, anti-sense constructs and antibodies. In the case of novel receptors, where the natural ligands and signalling substrates initially may be unknown, the Company employs a variety of advanced methods for identifying and cloning these molecules. Using these reagents, the Company then engineers cell lines in which it has clearly characterized the expression levels and activity of the target gene. These cell lines can then be used to establish IN VITRO and IN VIVO whether down-regulating the target will block the disease cascade. If so, the target is considered validated.

ASSAY DESIGN/SCREENING

    From its inception, SUGEN has committed significant resources to building a strong assay development capability. The Company regards this capability as an important component of its proprietary position in the discovery and development of target-specific signal transduction inhibitor drugs. Assay quality is the most important determinant of any screening program's productivity. This becomes even more important in target-driven drug discovery. SUGEN primarily employs engineered whole cell assays rather than biochemical assays. A majority of SUGEN's assays are designed for high-throughput robotics screening, and its core assay technologies are broadly applicable to TKs, TPs and STKs and related signalling molecule targets.

    SUGEN's drug discovery process employs a battery of proprietary assays and models engineered specifically to ensure that the target is present and functional in a consistent fashion at each step of the screening cascade. SUGEN's assays are designed to answer the following four questions:

Screen 1   Can a compound block the signalling of the target in question, within the context of a living cell?

Screen 2   Is the compound sufficiently selective in blocking the desired target's signalling (i.e., can it block the target without blocking closely related targets)?

Screen 3   Does the compound exert the desired biological effect on a living cell (e.g., block cell growth)?

Screen 4   Does the compound exert the desired biological effect within the context of an IN VIVO disease model?

    By employing this proprietary screening cascade, SUGEN hopes to identify lead compounds which are active in a whole cell environment, are sufficiently potent and specific to a given target, and are active in an IN VIVO disease model which is driven by the given target.

    Once targets are validated by SUGEN and the assays have been developed and validated, diverse libraries of synthetic small molecules and natural product extracts are screened in order to identify potential drug leads. SUGEN currently has a number of targets moving through its screening assays, and as new targets are validated SUGEN continues to add to its panels of assays. Each additional assay enhances the Company's ability to determine the specificity of lead compounds. Along with assay design and screening, SUGEN has devoted significant resources to acquiring libraries of structurally diverse compounds from a variety of sources around the world.

    CHEMICAL COMPOUND LIBRARIES. SUGEN has entered into a number of agreements designed to obtain chemical compounds for screening. These agreements cover a broad range of chemical entities from sources across the world. The Company currently has over 25,000 chemical compounds available in-house for screening and has access to a portion of Zeneca's and ASTA Medica's libraries for collaboration targets.

    NATURAL PRODUCT SOURCES. SUGEN has gained access to commercial and non-commercial sources of natural products, including microbial, plant and fungal extracts. These sources represent an international collection network that provides substantial diversity of material, including extracts from Japan, China, Europe and North America. The Company is currently negotiating to gain access to additional sources of extracts from different parts of the world. The Company currently has over 16,000 natural product extracts available in-house for screening.

LEAD OPTIMIZATION

    The objective of SUGEN's lead optimization program is to increase the potency, specificity and pharmacologic properties of lead compounds by designing and synthesizing analogs. Lead optimization uses an iterative process employing panels of assays to test for TK activity, TK specificity, and IN VIVO pharmacologic endpoints of lead molecules in order to derive compounds with clinical utility. All results are entered into a database that allows for determination of structure and activity relationships leading to synthetic chemistry efforts that follow important parameters for drug development. This growing database represents a proprietary source of information on relationships between small molecules, their specific targets, and the pharmacologic properties of the compounds which the Company believes will accelerate the optimization of lead compounds in several SUGEN programs.

    SUGEN has recently added crystallographic analysis and computational chemistry to its drug discovery process. Work conducted in Dr. Schlessinger's laboratory at NYU, as well as with other collaborators, allows SUGEN scientists to elucidate how the Company's product candidates bind to the catalytic core of TKs and provides a basis for further directed synthetic chemistry efforts in lead optimization, potential development of second generation compounds and the development of novel inhibitors against new targets. In this regard, in a collaboration with ArQule, Inc. ("ArQule") SUGEN used combinatorial chemistry technology closely coordinated with crystallography data to rapidly synthesize large numbers of analog compounds around SUGEN's lead compounds. The crystallographic analysis provides a rationale to identify novel chemical templates that may provide a cache of novel compounds with broad application to the inhibition of TKs and STKs.

    The Company believes that its ability to improve potency and specificity in the early stages of drug discovery process and pharmacologic features in the later stages of lead optimization may reduce the incidence and severity of side effects and thus may reduce the cost, time and risk associated with bringing potential products to market.

PRECLINICAL DEVELOPMENT

    Wherever possible, SUGEN's IN VITRO and animal models utilize tumor cell lines, reagents and techniques developed during target validation; therefore, the appropriateness of the model system is already known prior to drug testing. In addition, many other tools used during target validation are used again at this stage of testing. Typically, additional cell lines and animal models will need to be developed in order to enable the accurate assessment of a compound's target-specific activity in an IN VIVO environment.

CORPORATE AND CLINICAL DEVELOPMENT COLLABORATIONS

    The Company's approach to corporate partnering is different in cancer than it is in other disease areas. In the cancer field, SUGEN intends to build a vertically integrated oncology business in North America, with the objective of bringing to market a family of target-specific signal transduction inhibitors proprietary to SUGEN. To market its products effectively, the Company currently intends to build a focused U.S. sales force to target the major cancer treatment centers. The Company plans to seek additional corporate partners to fund product development and commercialize its products efforts in Europe and Asia. While the Company generally intends to retain rights to its cancer programs in North America, SUGEN is funding a portion of its ongoing cancer research through a collaboration with Zeneca for the development of five undisclosed cancer targets. Pursuant to its agreement with Zeneca, the Company will have the opportunity to obtain profit participation rights in the North American market by contributing to clinical development costs as incurred and will receive milestone payments and royalties on worldwide sales. Outside of oncology, the Company's strategy is to seek corporate collaborations or joint ventures to which SUGEN contributes validated targets, screening technologies and drug leads while the partner provides the disease-specific and drug development expertise as well as marketing experience, in addition to providing funding to bring potential products to market. As part of this strategy, the Company entered into a collaboration with Allergan for angiogenesis inhibition in ophthalmic applications resulting from the Company's Flk-1/KDR TK antagonist program. See "Risk Factors--Dependence on Collaborative Relationships."

ZENECA LIMITED

    In January 1995, the Company established a research collaboration with Zeneca. In this collaboration, Zeneca and the Company seek to discover and develop novel small molecule signal transduction inhibitors that address certain substantial oncology markets. The collaboration covers five undisclosed cancer programs, but excludes all programs upon which the Company is currently building its own cancer business. The two companies have agreed upon specific programs to be included initially in the collaboration, with Zeneca supporting SUGEN's work on these programs for an initial term of five years. SUGEN performs target identification, target validation, assay development and screening for initial leads, while Zeneca scientists will concentrate on lead identification and optimization and preclinical and clinical development activities. Zeneca will market collaboration products worldwide. SUGEN has also granted Zeneca a right of first negotiation to expand this collaboration in order to encompass additional SUGEN cancer research projects, but has specifically excluded the cancer related projects that SUGEN already has in development.

    Under the terms of the agreement, Zeneca purchased 789,141 shares of Common Stock at a price of $15.84 per share. This $12.5 million equity investment, combined with Zeneca's $7.5 million participation in SUGEN's October 1994 initial public offering, increased Zeneca's ownership in the Company to approximately 20%. Zeneca has committed not to increase its holdings above this level without the approval of SUGEN's Board of Directors. Zeneca participated in the Company's September 1995 and October 1996 financings, purchasing an additional 281,875 and 509,000 shares, respectively, of Common Stock in order to maintain its ownership position. To date, Zeneca has invested approximately $29.5 million in the Company's Common Stock. Zeneca has indicated to the Company that it intends to purchase approximately 570,000 shares in the Offering at the public offering price.


    In addition to its equity purchases and annual research funding, Zeneca paid a $5.0 million technology set-up fee to SUGEN, and will make milestone payments (which may be offset against royalties over time) tied to the progress of compounds in the collaboration, and royalties on worldwide sales of any collaboration products. SUGEN will also have the right to contribute to clinical development costs on each program, thereby earning participation in the North American profits from successful products coming out of such programs over and above its royalty entitlement. Apart from this option, Zeneca will be responsible for all development expenses. If a third party acquires 35% or more of SUGEN's voting stock, Zeneca may terminate the collaboration agreement but retain exclusive royalty-bearing license rights to any collaboration products for which IND filing preparations are complete and a separate license agreement has been executed. There can be no assurance that this collaboration will result in any milestones being achieved or any products being successfully developed.

    The agreement provides for SUGEN to be granted access to Zeneca's large proprietary collection of characterized chemical structures for screening against SUGEN's signal transduction targets, both within and outside this collaboration, subject to certain restrictions and a right of first licensing negotiation on Zeneca's part. Zeneca has granted to SUGEN the right of first negotiation to license from Zeneca oncology products (other than those specifically excluded under the agreement) which Zeneca decides to license to a third party.

    In January 1996, SUGEN licensed a small molecule inhibitor of the EGF TK from Zeneca. The compound, SU5271, was licensed from Zeneca as an extension of the original collaboration agreement SUGEN signed with Zeneca. Under the terms of this license agreement, Zeneca granted to SUGEN an exclusive, worldwide license, with right to sublicense the compound, in exchange for milestone and royalty payments. The agreement provides that SUGEN shall have overall control and responsibility for the preclinical and clinical development, regulatory strategy, process development and commercialization of SU5271.

NATIONAL CANCER INSTITUTE

    In April 1996, the Company entered into a Collaborative Research and Development Agreement ("CRADA") with the National Cancer Institute (the "NCI") for the application of SUGEN's proprietary transcript imaging technology in order to identify the differences in expression patterns of signal transduction genes that characterize each of the sixty tumor cell lines which constitute the NCI's screening panel. Following this transcript imaging analysis of the panel, the results will be correlated to the data generated over several decades at the NCI from the screening each year of many thousands of compounds and natural extracts against the panel. Interesting lead compounds from the NCI's open repository collection will be tested in SUGEN's target-specific signal transduction assays, and lead compounds from SUGEN will also be tested against the NCI panel. SUGEN will have the option to license discoveries made through this process for adoption into SUGEN's drug discovery programs.

ASTA MEDICA AKTIENGESELLSCHAFT

    In December 1995, SUGEN and ASTA Medica entered into a collaboration to research, develop, manufacture, market and distribute potential oncology products based upon the Company's Pan-Her antagonist and Raf antagonist programs. Under the terms of the collaboration, ASTA Medica will undertake the medicinal chemistry and pharmaceutical development work on SUGEN's drug candidates, and will perform preclinical and clinical development in Europe in accordance with FDA standards. ASTA Medica paid SUGEN a $4.0 million technology set-up fee and is providing additional consideration in the form of services provided by ASTA

Medica pursuant to the collaboration but on non-collaboration programs. Additionally, ASTA Medica purchased $9.0 million of Common Stock at a price of $20.88 per share. In due course, SUGEN may receive milestone payments in the two programs if they are successful. The agreement provides for ASTA Medica to receive exclusive marketing rights to collaboration products in Greater Europe (including countries and territories located in the former Soviet Union) and South America, subject to an obligation to pay royalties on net sales in such territories to SUGEN. ASTA Medica also has the right of first offer to manufacture product to be sold in SUGEN territories. SUGEN retains marketing rights in the rest of the world, subject to a royalty payable to ASTA Medica in most circumstances.

    ASTA Medica is an international pharmaceutical company headquartered in Germany. The Company's research and development is focused on cancer, respiratory diseases/allergies, pain, inflammation and disorders of the central nervous system/epilepsy. The company is owned by Degussa, a German manufacturer of fine chemicals and precious metals.

ALLERGAN

    In October 1996, SUGEN entered into a collaboration with Allergan to identify, develop and commercialize novel angiogenesis inhibitors for the treatment of ophthalmic diseases. The collaboration will also establish a comprehensive effort to identify and validate signal transduction targets for choroidal and retinal neovascularization. Allergan will be the exclusive corporate partner for SUGEN in ocular diseases of neovascularization and will have exclusive rights to all ophthalmic uses of collaboration products and collaboration know-how worldwide. In return, Allergan paid SUGEN a $2.0 million initial fee for past research services and will fund collaboration research and drug discovery at SUGEN for at least three years. Allergan initially purchased $4.0 million of Common Stock at $20.88 per share and purchased an additional 250,000 shares of Common Stock at $12.00 per share in SUGEN's October 1996 follow-on offering. SUGEN will also receive payments upon achievement of certain milestones and royalties with respect to worldwide sales of collaboration products. In addition, SUGEN will have the right to contribute to clinical development costs on each program, thereby earning participation in the North American and European profits from successful products coming out of such programs over and above its royalty entitlement. Apart from this option, Allergan will be responsible for all development expenses.

RESEARCH COLLABORATIONS

    SUGEN's scientific founders are Dr. Joseph Schlessinger, Chairman of the Department of Pharmacology at NYU, and Dr. Axel Ullrich, Director of the Department of Molecular Biology at MPI in Martinsried, Germany. In the fall of 1991, the Company entered into research collaboration agreements with both institutions. More recently the Company has established additional research collaborations relating to TPs, TKs and STKs identification and screening areas.

NEW YORK UNIVERSITY MEDICAL CENTER

    In September 1991, SUGEN entered into a research and license agreement with NYU granting the Company an exclusive worldwide license to the commercial uses of TK, TP and STK technology being developed at NYU under the leadership of Dr. Schlessinger. The research program being conducted at NYU centers on an investigation of the mechanisms underlying the action of TKs, TPs and STKs and their physiological role, as well as identifying, isolating and cloning new TKs, TPs and STKs and the components of the signal transduction pathways emanating from these proteins. The research program is scheduled to expire in 2001. SUGEN's license to technology developed before or during the research program will survive indefinitely unless NYU terminates the agreement upon insolvency of the Company or due to a material breach by the Company. Upon such termination of the agreement, NYU will continue to own the rights to the technology it has developed under the agreement. The Company is obligated to pay royalties to NYU on sales of any SUGEN products for which an IND is filed within four years of the end of the NYU research period except for certain in-licensed products. As part of this arrangement, NYU purchased 200,000 shares of SUGEN Common Stock at the Company's formation.

MAX-PLANCK SOCIETY

    SUGEN has formed research collaborations with two institutes of the Max-Planck Society ("MPS") in Germany. These collaborations include licenses from Garching Innovation GmbH ("Garching"), the licensing arm of MPS.

    MAX-PLANCK-INSTITUT FUR BIOCHEMIE ("MPI"). The Company entered into a research and license agreement with MPI and Garching which expired in August 1997 but is expected to be extended in modified form. This agreement grants SUGEN an exclusive worldwide license to the commercial uses of TK and TP technology being developed at MPI under the leadership of Dr. Ullrich. The scope of the research program includes identification, isolation and cloning of novel receptor TKs and TPs, characterization of signal transduction pathway components and investigation of the normal biological role of these proteins as well as their role in disease. SUGEN's license to technology developed before or during the research program will survive indefinitely unless MPI terminates the agreement upon insolvency of the Company or due to a material breach by the Company. Upon such termination of the agreement, MPI will continue to own the rights to the technology it has developed under the agreement. The Company is obligated to pay royalties on sales of any products using this technology. As part of this arrangement, MPS currently owns 200,000 shares of SUGEN Common Stock purchased at the Company's formation.

    MAX-PLANCK-INSTITUT FUR PHYSIOLOGISCHE UND KLINISCHE FORSCHUNG ("MPP"). In October 1993, SUGEN entered into an agreement with MPP and Garching to support the work of Dr. Werner Risau, a leading researcher in the area of angiogenesis. This agreement grants SUGEN the exclusive worldwide right to commercialize Dr. Risau's research on the inhibition of angiogenesis, vasculogenesis, vascular permeability, chemotaxis and neurite outgrowth. This research collaboration will terminate in October 1999. SUGEN's license to technology developed before or during the research program will survive indefinitely unless MPP terminates the agreement upon insolvency of the Company or due to a material breach by the Company. Upon termination of the agreement, MPP will own the rights to the technology it has developed under the agreement. The Company is obligated to pay royalties on sales of any products embodying this technology.

ARQULE

    In September 1996, SUGEN entered into a collaboration agreement with ArQule to develop a proprietary collection of compounds designed to target binding sites common to many signal transduction molecules found in cell-signalling pathways. SUGEN provided lead chemical structures and new chemical structure scaffolds which enabled ArQule to use its Directed Array combinatorial synthesis technologies to build a novel collection of compounds with potentially broad applications for the pharmaceutical industry. The research program expired in September 1997. SUGEN retains exclusive rights to this collection with respect to TK and STK targets, subject to certain payments and royalties to ArQule. ArQule retains responsibility for commercializing the collection for targets in other areas, subject to royalty-sharing arrangements with SUGEN.

OTHER SOURCES OF MATERIALS FOR SCREENING

    The Company has entered into a number of agreements designed to obtain novel biochemical and biological compounds and extracts for screening in its proprietary assay systems. These agreements cover a broad range of chemical entities from sources across the world. SUGEN also has an agreement with Panlabs, Inc. of Bothell, Washington for the supply of microbial and fungal extracts and the isolation and identification of active components from these extracts. The original agreement was entered into in March 1993 and is renewable for successive one year periods. The agreement most recently was amended in early 1997, under which Panlabs will supply the Company with a significant number of extracts from which the Company can select a portion to be designated as "selected organisms." SUGEN will own all rights to the selected organisms and the active compounds produced by them, including any derivatives. Panlabs is supplying other companies with similar extracts under similar conditions. In June 1995, SUGEN and Toyama Prefectural University of Tokyo initiated a collaboration to discover new drugs for the treatment of cancer and other diseases by inhibiting TKs and TPs and related molecules. A research team headed by Professor Toshikazu Oki in the University's Biotechnology

Research Center is providing to SUGEN compounds from Toyama's microbial strain libraries for testing of potential biological activity. In July 1996, SUGEN and the Institutes of Botany and Microbiology of the Chinese Academy of Sciences initiated exclusive collaborations to discover novel signal transduction inhibitor candidates and pharmacophores. The Institute of Botany and the Institute of Microbiology have provided to SUGEN extracts from the Institutes' plant and microbial collections for testing of potential biological activity against SUGEN's signal transduction targets. Other SUGEN compound sources include natural product libraries from around the globe, including microbial, fungal and plant extracts, as well as additional sources of small organic compounds.

PATENTS AND PROPRIETARY TECHNOLOGY

    The Company's success will depend in part on its ability to obtain patents, maintain trade secrets and operate without infringing on the proprietary rights of others, both in the United States and in other countries. Patent matters in biotechnology, and in particular with respect to receptors as screening tools and/or the DNA encoding them, are highly uncertain and involve complex legal and factual questions. Accordingly, the availability of and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. As of September 30, 1997, SUGEN held exclusive rights to at least 12 issued U.S. patents and had filed and/or held exclusive licenses to approximately 150 United States patent applications, as well as related foreign patent applications. There can be no assurance that the Company will develop products or processes that are patentable, that patents will issue from any of the pending applications, or that claims allowed will be sufficient to protect the Company's technology. There can be no assurance that the Company's patents, if issued, will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company. Competitors have been issued patents, may have filed applications or may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company or which could block the Company's efforts to obtain patents.

    A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the field of TKs, TPs and STKs and related downstream signalling molecules. The commercial success of the Company will depend in part on SUGEN not infringing patents issued to competitors and not breaching the technology licenses upon which any Company products are based. The Company in the past has been, and from time to time in the future may be, notified of claims that the Company may be infringing patents or other intellectual property rights owned by third parties. Certain patent applications or patents of the Company's competitors may conflict with the Company's patents and patent applications, and SUGEN is aware that other companies have filed patent applications and have been granted patents in the United States and other countries claiming subject matter potentially useful or necessary to the Company. Such conflicts could result in a significant reduction in the scope of the coverage of the Company's issued or licensed patents. In addition, if patents are issued to other companies which contain competitive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any licenses are required, there can be no assurance that the Company will be able to obtain any such license on commercially favorable terms, if at all, and if these licenses are not obtained, the Company might be prevented from pursuing the development of certain of its potential products. The Company's breach of an existing license or failure to obtain a license to any technology that it may require to commercialize its products may have a material adverse impact on the Company. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third-party proprietary rights. There can be no assurance that the Company's issued or licensed patents would be held valid by a court of competent jurisdiction. Even if the outcome of such litigation is favorable, the cost of such litigation and the diversion of the Company's management resources during such litigation could have a material adverse effect on the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology, any of which could have a material adverse effect on the Company. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. When patents issue in certain areas such as Japan and the European community, third parties can oppose such issuance. Should the relevant patent office institute a proceeding termed an opposition, the Company may decide to defend its patent. There can be no assurance that the Company will be successful or that the patent office will not revoke the patent or alter the scope of protection previously granted.


    SU101, a compound generally known by the name leflunomide, is a member of the isoxazole family of compounds. Leflunomide was discovered more than 17 years ago. A large pharmaceutical company holds a number of United States and foreign patents and has filed applications in the United States and abroad covering compositions of matter and pharmaceutical uses of leflunomide and structurally related compounds. SUGEN has received notices of allowance for two applications containing claims relating to the use of SU101 in treating certain PDGF TK related cancers and tumors. However, there can be no assurance that these patents will issue in a timely manner, or at all. While the Company believes at this time that it will receive method of use patent protection in the United States on SU101, there can be no assurance that any such patent protection will be issued or that SUGEN will receive any patent protection on SU101 outside the United States. SUGEN believes its research and development and its clinical trials with SU101 in the United States are protected from claims of infringement of the United States patents because such activities are being conducted solely for uses reasonably related to development and submission of information to the FDA for regulatory approval. Similar protection may not be available outside the United States. Although the Company cannot predict whether or when SU101 will be approved by the FDA for marketing in the United States, it believes that certain of the pharmaceutical company's patents in the United States may have expired when marketing does begin and that the remaining U.S. patents are either invalid or will not be infringed by the manufacture and sale of SU101 in the United States. However, the Company has learned that additional patents have issued in the United States to the pharmaceutical company covering the use of leflunomide and structurally related compounds for the treatment of named cancers. The Company presently does not know if commercialization of SU101 will infringe these additional patents but believes that the additional patents may be subject to claims of invalidity as they relate to SU101. If the additional patents were determined to be valid with respect to SU101, the Company may be required to obtain a license from the pharmaceutical company in order to manufacture and sell SU101 in the United States. There can be no assurance that SU101 will not infringe the recently issued patents, that the term of the pharmaceutical company's other existing patents will not be extended, that the claims of the pharmaceutical company's pending patent applications will not be modified prior to issuance so as to enhance their validity or scope, or that a court will agree with the Company's beliefs regarding invalidity and non-infringement of the patents. To date, the pharmaceutical company has not threatened or commenced legal proceedings against the Company concerning possible patent infringement. There can be no assurance that the pharmaceutical company in the future will not assert claims against SUGEN or that the Company could reach agreement with the pharmaceutical company for a license for SU101 upon favorable terms or at all, if required. The inability of the Company to resolve this matter on favorable terms or at all could have a material adverse effect on the Company. In any event, the assertion of any such claims, even if resolved favorably to the Company, could result in substantial costs to the Company.



    The Company is currently evaluating the potential commercialization of SU101 outside the United States. The scope, term and validity of the pharmaceutical company's patent protection outside the United States is different than the situation in the United States, and the Company's ability to manufacture and sell SU101 outside the United States may be adversely impacted by this patent protection.


    SUGEN also relies on trade secrets to protect technology, especially where patent protection is not believed to be appropriate or obtainable. SUGEN attempts to protect its proprietary technology and processes in part by confidentiality agreements with its employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that the Company or its consultants or research collaborators use intellectual property owned by others in their work for the Company, disputes may also arise as to the rights in related or resulting know-how and inventions.

COMPETITION

    SUGEN is engaged in a rapidly changing field. Other products and therapies that will compete directly with the products that the Company is seeking to develop and market currently exist or are being developed. Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Most of these companies have significantly greater financial resources and expertise in research and development, manufacturing, conducting preclinical studies and clinical trials, obtaining regulatory approvals and marketing than the Company. Many of these competitors have significant products that have been approved or are in development and operate large, well-funded research and development programs. For example, monoclonal antibodies targeting Her2, including one developed by Dr. Ullrich, are currently in clinical trials by others for certain cancers. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for products and clinical development and marketing. These companies and institutions compete with the Company in recruiting and retaining highly qualified scientific and management personnel. Competition may also arise from companies pursuing differing technological approaches to cancers and other disease indications targeted by the Company's product candidates. In addition to the above factors, SUGEN will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position. There is intense competition for access to and use of libraries of compounds to use for screening and any inability of the Company to maintain access to sufficiently broad libraries of compounds for screening potential targets would have a material adverse effect on the Company. There is no assurance that the Company's competitors will not develop more effective or more affordable products, compete more effectively for corporate partnerships or achieve earlier patent protection or product commercialization than the Company.

GOVERNMENT REGULATION

    The Company's ongoing research and development activities and the manufacturing and marketing of the Company's potential products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against the Company or its potential products.

    Prior to marketing in the United States, any drug developed by the Company must undergo rigorous preclinical studies and clinical trials and an extensive regulatory clearance process implemented by the FDA under the federal Food, Drug and Cosmetic Act. Satisfaction of such regulatory requirements, which includes satisfying the FDA that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. The Company is focusing its initial development efforts related to SU101 for the treatment of malignant glioma and selected other solid tumor patient populations with very poor prognosis. Given the poor prognoses for these patients, the Company believes that FDA approval could potentially be obtained based on smaller-scale clinical trials than are typically required for approval of NDAs. There can be no assurance, however, that the Company will be able to rely on smaller-scale clinical trials to expedite the commercialization of SU101 for these patient populations.

    Preclinical studies must be conducted in conformance with the FDA's GLP regulations. Before commencing clinical trials, the Company must submit to and receive approval from the FDA of an IND. There can be no assurance that submission of an IND would result in FDA authorization to commence clinical trials. Clinical trials must meet requirements for institutional review board oversight, informed consent and good clinical practice requirements and is subject to continuing FDA oversight. The Company does not have extensive experience in conducting and managing the clinical testing necessary to obtain regulatory approval. Clinical trials may require large numbers of test subjects. Furthermore, the Company or the FDA may suspend clinical trials at any time if they believe that the subjects participating in such trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of the trials.

    Before receiving FDA clearance to market a product, the Company will have to demonstrate that the product is safe and effective on the patient population that will be treated. Data obtained from preclinical studies and clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays also may be encountered in foreign countries. There can be no assurance that even after such time and expenditures regulatory clearance will be obtained for any products developed by the Company. If regulatory clearance of a product is granted, such clearance will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical studies. Marketing or promoting a drug for an unapproved indication is prohibited. Furthermore, clearance may entail ongoing requirements for postmarketing studies. Even if such regulatory clearance is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including costly recalls or even withdrawal of the product from the market. There can be no assurance that any compound developed by the Company alone or in conjunction with others will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

    Manufacturers of drugs and biologics also are required to comply with the applicable FDA good manufacturing practice ("GMP") regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA, including unannounced inspection, and must be licensed before they can be used in commercial manufacturing of the Company's products. There can be no assurance that the Company or its suppliers will be able to comply with the applicable GMP regulations and other FDA regulatory requirements. Such failure could have a material adverse effect on the Company.

    The Company may elect to seek approval of SU101 under the Clinton-Kessler Cancer Initiative. Significant uncertainty exists as to the extent to which such initiative will result in accelerated review and approval. Further, the FDA has not made available comprehensive guidelines with respect to this initiative, retains considerable discretion to determine eligibility for accelerated review and approval and is not bound by discussions that an applicant may have had with FDA staff. Accordingly, the FDA could employ such discretion to deny eligibility of SU101 as a candidate for accelerated review or to require additional clinical trials or other information before approving SU101. A determination that SU101 is not eligible for accelerated review or delays and additional expenses associated with generating a response to any such request for additional trials could have a material adverse effect on the Company.

    Outside the United States, the Company's ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community ("EC") certain registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA clearance set forth above.

MANUFACTURING

    The Company has no manufacturing facilities and relies on other manufacturers to produce its compounds for research and development, preclinical studies and clinical trials. The products under development by the Company have never been manufactured for large-scale clinical trials or commercial purposes, and there can be no assurance that such products can be manufactured at a cost or in quantities necessary for large-scale clinical trials or to make them commercially viable. Any change in the Company's existing relationships with, or interruption in supply from, its manufacturers of the compounds used in its clinical trials could affect adversely the Company's ability to complete its ongoing clinical trials and to market its product candidates, if approved. Any such change or interruption may have a material adverse effect on the Company. In the event of a change in the supplier of a compound used in its clinical trials, the Company would be required to collect data from its ongoing clinical trials with respect to a compound and file such data with the FDA to establish clinical comparability between the compound as produced by different suppliers. There can be no assurance that the Company would be able to establish such clinical comparability. A failure to establish clinical comparability could lead to a requirement that the Company enlarge the size of an ongoing clinical trial, which would delay the completion of such trial, increase its cost and potentially delay the Company's pursuit of regulatory approval for a product candidate. If the Company were unable to contract for a sufficient supply of its compounds on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's preclinical studies and clinical trial schedule would be delayed, resulting in delay in the submission of products for regulatory approval or the market introduction and subsequent sales of such products, which could have a material adverse effect on the Company. Moreover, contract manufacturers that the Company may use must adhere to current GMP regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, the FDA pre-market approval of the products will not be granted. See "Risk Factors--Government Regulation; No Assurance of Regulatory Clearance" and "-- Lack of Manufacturing Experience; Reliance on Contract Manufacturers."

FACILITIES

    SUGEN currently leases approximately 60,000 square feet of laboratory and office space in Redwood City, California. The Company leases this space under operating leases which last through November and December 1998. Approximately 48,000 square feet of the laboratory and office space currently under lease have three-and five-year renewal options at the end of the leases.

    In June 1997, the Company entered into a build-to-suit facility lease agreement. Construction of the new facility is targeted for completion during the fourth quarter of 1998, which coincides with the expiration of the Company's current facility leases. Although the Company has not expended significant amounts to date, the Company expects to invest in facility improvements and incur move-related costs during 1998 as it approaches building completion.

    The Company believes that the build-to-suit facility, in addition to its options for additional space at the business park, will be sufficient to meet its needs for the next several years. There can be no assurances, however, that such space will be available on favorable terms, if at all.

EMPLOYEES

    As of September 30, 1997, the Company had 180 full-time employees, including a technical scientific staff of 134. The Company places an emphasis on obtaining the highest available quality of staff. The Company has selected and assembled a group of experienced scientists and managers with skills in a wide variety of disciplines, including molecular biology, medicinal chemistry and pharmaceutical development. None of the Company's employees are covered by collective bargaining arrangements, and management considers relations with its employees to be good. See "Risk Factors--Need to Attract and Retain Key Officers, Employees and Consultants."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below is information regarding directors and executive officers of the Company as of October 15, 1997.

NAME                                         AGE                    POSITION WITH THE COMPANY
-------------------------------------------------  ------------------------------------------------------------
Stephen Evans-Freke (1)......................  45  Chief Executive Officer and Chairman of the Board
Axel Ullrich, Ph.D...........................  53  Co-Chief Scientist and Director
Joseph Schlessinger, Ph.D....................  52  Co-Chief Scientist and Honorary Director
K. Peter Hirth, Ph.D.........................  46  Executive Vice President and Chairman, Research and
                                                   Development Committee
Sara A. Courtneidge, Ph.D....................  44  Senior Vice President, Research
Christine E. Gray-Smith......................  48  Vice President, Finance and Assistant Secretary
Peter J. Langecker, M.D., Ph.D...............  46  Vice President, Clinical Affairs
Laura K. Shawver, Ph.D.......................  40  Vice President, Preclinical and Pharmaceutical Development
Susan M. Kanaya..............................  34  Treasurer
Richard D. Spizzirri (2).....................  63  Director and Secretary
Jeremy L. Curnock Cook.......................  48  Director
Charles M. Hartman (1)(2)....................  56  Director
Heinrich Kuhn................................  61  Director
Donald E. Nickelson (1)(2)(3)................  64  Director
Bruce R. Ross (1)............................  56  Director
Glenn S. Utt, Jr. (3)........................  71  Director
Michael A. Wall (2)(3).......................  69  Director

------------------------

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

    STEPHEN EVANS-FREKE, a founder of the Company, has served as Chief Executive Officer and Chairman of the Board of the Company since its inception. Mr. Evans-Freke was also a founder of Selectide Corporation, a biotechnology company based on combinatorial chemistry screening technology, and served as its Chairman of the Board from 1990 until its acquisition by Marion Merrell Dow, Inc. in January 1995. From 1976 to 1990, Mr. Evans-Freke was employed by PaineWebber Incorporated, a brokerage, financial service and investment banking company, and served most recently as a member of its Board of Directors and President of PaineWebber Development Corporation, a subsidiary of PaineWebber Incorporated. He is also involved with various private companies, serving as a director of Pharmaceutical Partners LLC, President of International Technology Investment Managers, Inc. and Chairman of International Technology Investment Managers (Asia) Inc. Mr. Evans-Freke formerly served as a director of Genentech Development Corporation, Amgen Development Corporation, Centocor Development Corporation and a number of other companies.

    AXEL ULLRICH, PH.D., a founder of the Company, has served as a consultant to the Company in his capacity as Co-Chief Scientist and has been a member of the Board of Directors of the Company since its inception. Since 1988, Dr. Ullrich has served as Director, Department of Molecular Biology, Max-Planck-Institut fur Biochemie, a research institute of the Max-Planck Society, a German government-funded organization of over eighty research institutes.

    JOSEPH SCHLESSINGER, PH.D., a founder of the Company, has served as a consultant to the Company in his capacity as Co-Chief Scientist, as well as an honorary member of the Board of Directors, since its inception. He has served as a professor and Chairman of the Department of Pharmacology at New York University Medical

Center since 1990, and as the Ruth and Leonard Simon Professor in Cancer Research in the Department of Chemical Immunology at the Weizmann Institute of Science in Rehovot, Israel, since 1984. He was formerly Director of Research for Rorer Biotechnology, a biotechnology company.

    K. PETER HIRTH, PH.D., Executive Vice President and Chairman, Research and Development Committee, joined the Company in March 1992. Dr. Hirth held several positions with Boehringer Mannheim GmbH, a German pharmaceutical company, from August 1984 to December 1991, most recently as Vice President and Head of Immunopharmacology, Allergy, Virology and Microbiology.

    SARA A. COURTNEIDGE, PH.D. has served as Vice President, Research of the Company since November 1994. Dr. Courtneidge was employed by the European Molecular Biology Laboratory, an international molecular biology research center in Heidelberg, Germany, from August 1985 to September 1994, first as Group Leader, and most recently as Senior Scientist, Differentiation Programme. From January 1981 to July 1985, Dr. Courtneidge was a member of the Scientific Staff at the National Institute for Medical Research, London, England.

    CHRISTINE E. GRAY-SMITH, Vice President, Finance and Assistant Secretary, joined the Company in August 1994. From July 1992 to July 1994, Ms. Gray-Smith served as Vice President and Chief Financial Officer of Worldtalk Corporation, a messaging integration software company, and from July 1988 to June 1992 she served as Controller of Power Up Software Corporation, a software development company. Ms. Gray-Smith, a certified public accountant, previously served as a principal (senior manager) of Arthur Young & Company, an accounting firm and predecessor of Ernst & Young LLP. Ms. Gray-Smith has indicated her intention to resign as Vice President, Finance and Assistant Secretary effective November 30, 1997, but will continue as an employee of the Company until January 1998.

    PETER J. LANGECKER, M.D., PH.D., Vice President, Clinical Affairs, joined the Company in July 1997. From July 1995 to July 1997, Dr. Langecker served as Vice President, Clinical Research of Coulter Pharmaceutical, Inc., a biotechnology company, and from March 1992 to July 1995, he served as Director, Clinical Research, Oncology of Schering-Plough Corp., an international pharmaceutical company. Subsequent to receiving his Medical Degree in 1984 and his Doctorate Degree in 1988 from the University of Munich, Dr. Langecker joined CIBA-GEIGY AG, an international pharmaceutical company, where he served as General Medical Advisor until February 1992.

    LAURA K. SHAWVER, PH.D., Vice President, Preclinical and Pharmaceutical Development, joined the Company in June 1992. From August 1989 to June 1992, Dr. Shawver held several positions at Berlex Biosciences, a pharmaceutical company, most recently as Director of Cell Biology and Immunology. Dr. Shawver also served as a research associate in the Department of Hematology and Oncology at the Jewish Hospital at Washington University from 1986 to August 1989. Dr. Shawver received her Ph.D. in Pharmacology from the University of Iowa and completed her postdoctoral fellowship in the Department of Microbiology at the University of Virginia.

    SUSAN M. KANAYA, Treasurer, joined the Company in December 1994 and has been an officer of the Company since October 1997. From March 1990 to May 1993, Ms. Kanaya was employed by Power Up Software Corporation, a software development company, serving as Accounting Manager until June 1992, then as Controller until May 1993. From July 1993 to July 1994, she served as Controller of 50/50 Micro Electronics, Inc., a semi-conductor company, and from July 1994 to September 1994 as Business Manager of Viacom/ Paramount New Media, a software development company. Ms. Kanaya also previously served as a Supervising Senior Accountant of KPMG Peat Marwick.

    RICHARD D. SPIZZIRRI has served as a director of the Company since December 1991 and as Secretary since May 1992. Mr. Spizzirri was a partner at the law firm of Davis Polk & Wardwell from 1967 to December 1994, when he retired. He continues to serve as senior counsel to Davis Polk & Wardwell and as a director of Centocor, Inc. and Stuart Entertainment, Inc.

    JEREMY L. CURNOCK COOK was appointed as a director of the Company in December 1996. Mr. Curnock Cook has been Head of the Rothschild Bioscience Unit and a director of Rothschild Asset Management Limited since 1987. He is director of several British companies, including International Biotechnology Trust plc, Biocompatibles International plc, Therexsys Ltd. and Vanguard Medica Group plc. He also serves on the Boards of Directors of Cell Therapeutics, Inc., Creative Biomolecules, Inc., Targeted Genetics Corp. and Ribozyme Pharmaceuticals, Inc. in the United States.

    CHARLES M. HARTMAN has served as a director of the Company since December 1991. He has been a general partner of CW Group, a venture capital partnership, since 1983. He is a director of Ribozyme Pharmaceuticals, Inc., Geron Corporation and several privately-held life sciences companies as well as The Hastings Center, a nonprofit organization dedicated to the study of ethics in medicine and life sciences.

    HEINRICH KUHN has served as a director of the Company since December 1991. Since 1979 he has served as Managing Director of Garching Innovation GmbH, the technology transfer agency of the Max-Planck Society.

    DONALD E. NICKELSON has served as a director of the Company since October 1992. Mr. Nickelson served as President of PaineWebber Group, a brokerage service and investment banking company, from 1988 until retiring in 1990. He also served as a director of PaineWebber Group from 1980 until 1993. Mr. Nickelson serves as Chairman of the Board of Greenfield Industries, Inc. and also as Trustee of The Mainstay Mutual Funds. He serves as Director of Corporate Properties 10, Carey Institutional Properties 11, DTI Industries, Harbour Group and Allied Health Care Products, Inc.

    BRUCE R. ROSS was appointed as a director of the Company in August 1994. From 1980 to March 1994 when he retired, Mr. Ross held various senior management positions with Bristol-Myers Squibb, an international pharmaceutical company, including Vice President, Bristol-Myers Oncology Division, President, U.S. Pharmaceutical Group and Senior Vice President, Policy, Planning & Development. Mr. Ross is currently the Chief Executive Officer of the National Comprehensive Cancer Network and currently serves as a director of Cytogen Corporation and the Fox Chase Cancer Center.

    GLENN S. UTT, JR. has served as a director of the Company since December 1991. From 1962 to 1983 when Mr. Utt retired, he served as Executive Vice President of Abbott Laboratories, Inc., a hospital, laboratory and diagnostic products company, President of its Pharmaceutical Division and as a member of its Board of Directors. He is also Chairman of Janmar, Inc.

    MICHAEL A. WALL has served as a director of the Company since December 1991. From 1979 to 1987, when he retired, Mr. Wall served as Chairman of Centocor, Inc., and continued to serve as a member of its board of directors until 1993. He has participated as a founder, director, or manager of over a dozen technology firms since 1955. Mr. Wall is also a director of Kopin Corporation and is Chairman of the Board of Directors of Alkermes, Inc.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the ownership of the Company's Common Stock as of October 15, 1997, by: (i) each director;
(ii) each of the executive officers; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.


                                                                                                 BENEFICIAL OWNERSHIP
                                                                                                    PERCENTAGE(1)
                                                                                               ------------------------
                                                                                                PRIOR TO       AFTER
BENEFICIAL OWNERS                                                            NUMBER OF SHARES   OFFERING     OFFERING
---------------------------------------------------------------------------  ----------------  -----------  -----------
Zeneca Limited.............................................................      2,580,016           19.5%        20.0%(2)
  15 Stanhope Gate
  London W1Y 6LN
  England
International Biotechnology Trust plc......................................        736,667            5.6          4.7
  Five Arrows House
  St. Swithin's Lane
  London EC4N 8NR
  England
Stephen Evans-Freke(3).....................................................        718,469            5.3          4.5
  351 Galveston Drive
  Redwood City, CA 94063
Jeremy L. Curnock Cook(4)..................................................        751,667            5.7          4.8
  c/o International Biotechnology Trust plc
  Five Arrows House
  St. Swithin's Lane
  London EC4N 8NR
  England
Charles M. Hartman(5)......................................................        442,049            3.3          2.8
Heinrich Kuhn(6)...........................................................         52,666          *            *
Donald E. Nickelson(7).....................................................         50,999          *            *
Bruce R. Ross(8)...........................................................         37,000          *            *
Richard D. Spizzirri(9)....................................................        272,504            2.1          1.7
Axel Ullrich, Ph.D.(10)....................................................        229,333            1.7          1.5
Glenn S. Utt, Jr.(11)......................................................         57,000          *            *
Michael A. Wall(12)........................................................         65,721          *            *
Sara A. Courtneidge, Ph.D.(13).............................................         55,624          *            *
Christine E. Gray-Smith(14)................................................         30,225          *            *
K. Peter Hirth, Ph.D.(15)..................................................        141,414            1.1        *
Susan M. Kanaya(16)........................................................          6,457          *            *
Peter J. Langecker, M.D., Ph.D.............................................              0          *            *
Laura K. Shawver, Ph.D.(17)................................................         35,947          *            *
All executive officers and directors as a group (17 persons) (18)..........      3,179,408           22.9         19.4


------------------------

*   Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission ("SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 13,248,568 shares of Common Stock outstanding on October 15, 1997 and 15,748,568 shares of Common Stock outstanding after completion of the Offering, adjusted as required by rules promulgated by the SEC.


(2) Percent of beneficial ownership after the Offering assumes the purchase of 570,000 shares by Zeneca. See "Underwriting."



(3) Includes (i) 5,333 shares beneficially owned by ITIM Corp., of which Mr. Evans-Freke is a stockholder and President, (ii) 23,424 shares beneficially owned by Mr. Evans-Freke as co-trustee of his children's trusts, (iii) 8,271 shares owned by his spouse, (iv) 38,125 shares of Common Stock subject to repurchase in favor of the Company, and (v) 225,000 shares subject to stock options exercisable within 60 days of October 15, 1997, of which 160,312 are subject to a repurchase option in favor of the Company in the event of an early exercise.



(4) Includes 736,667 shares beneficially owned by International Biotechnology Trust plc ("IBT") of which Mr. Curnock Cook is a director of Rothschild Asset Management Limited, the discretionary investment advisor of IBT. Mr. Curnock Cook disclaims beneficial ownership of the IBT shares except to the extent of his shareholder interest therein. Also includes 15,000 shares subject to stock options exercisable within 60 days of October 15, 1997, 13,000 of which would be subject to a repurchase option in favor of the Company in the event of early exercise.



(5) Includes 306,666 shares owned by CW R&D II (Financial) Fund, L.P. and 105,050 shares owned by CW Ventures II, L.P. Mr. Hartman is a general partner of CW Partners II, L.P. ("CWP II") and CW Partners III, L.P. ("CWP III"). CWP II is a general partner of CW R&D II (Financial) Fund, L.P. CWP III is a general partner of CW Ventures II, L.P. Mr. Hartman disclaims beneficial ownership of the shares held by such entities except to the extent of his partnership interests therein. Also includes 17,000 shares subject to stock options exercisable within 60 days of October 15, 1997, of which 5,000 are subject to a repurchase option in favor of the Company in the event of an early exercise.



(6) Includes 27,000 shares subject to stock options exercisable within 60 days of October 15, 1997, of which 9,375 are subject to a repurchase option in favor of the Company in the event of an early exercise.



(7) Includes 27,000 shares subject to stock options exercisable within 60 days of October 15, 1997, of which 5,000 are subject to a repurchase option in favor of the Company in the event of an early exercise.



(8) Includes 33,000 shares subject to stock options exercisable within 60 days of October 15, 1997, of which 5,000 are subject to a repurchase option in favor of the Company in the event of an early exercise.



(9) Includes 17,000 shares subject to stock options exercisable within 60 days of October 15, 1997, of which 5,000 are subject to a repurchase option in favor of the Company in the event of an early exercise.



(10) Includes 37,333 shares subject to stock options exercisable within 60 days of October 15, 1997, of which 9,687 are subject to a repurchase option in favor of the Company in the event of an early exercise.



(11) Includes 17,000 shares subject to stock options exercisable within 60 days of October 15, 1997, of which 5,000 are subject to a repurchase option in favor of the Company in the event of an early exercise.



(12) Includes (i) 6,666 shares registered to Mr. Wall as trustee of his children's trust account, and (ii) 17,000 shares subject to stock options exercisable within 60 days of October 15, 1997, of which 5,000 are subject to a repurchase option in favor of the Company in the event of an early exercise.



(13) Includes 54,624 shares subject to stock options exercisable within 60 days of October 15, 1997.



(14) Includes 26,850 shares subject to stock options exercisable within 60 days of October 15, 1997.



(15) Includes (i) 25,000 shares of Common Stock issued to Dr. Hirth subject to forfeiture at the option of the Company upon the termination of Dr. Hirth's employment prior to a specified date, and (ii) 80,645 shares subject to stock options exercisable within 60 days of October 15, 1997.



(16) Includes 5,078 shares subject to stock options exercisable within 60 days of October 15, 1997.



(17) Includes 23,482 shares subject to stock options exercisable within 60 days of October 15, 1997.



(18) Includes shares held by directors and executive officers of the Company, and entities affiliated with such persons. Also includes 63,125 shares subject to repurchase or forfeiture in favor of the Company and 655,705 shares subject to stock options held by executive officers and directors exercisable within 60 days of October 15, 1997, of which 232,061 are subject to a repurchase option in favor of the Company in the event of early exercise. See Notes 2 through 17 above.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representatives, Hambrecht & Quist LLC, Lehman Brothers Inc. and UBS Securities LLC, have severally agreed to purchase from the Company the following respective number of shares of Common Stock:

                                                                                      NUMBER
NAME                                                                                OF SHARES
----------------------------------------------------------------------------------  ----------
Hambrecht & Quist LLC.............................................................
Lehman Brothers Inc...............................................................
UBS Securities LLC................................................................

                                                                                    ----------
Total.............................................................................   2,500,000
                                                                                    ----------
                                                                                    ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

    The Underwriters propose to offer the Shares directly to the public at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $        per
share. The Underwriters may allow, and such dealers may reallow a concession not
in excess of $        per share to certain other dealers. After the public
offering of the Shares, the offering price and other selling terms may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock, at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each Underwriter will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

    The offering of the Shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

    Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.


    Zeneca has indicated to the Company that it intends to purchase approximately 570,000 shares in the Offering at the public offering price.


    The Company and the Company's directors, officers and certain stockholders who beneficially own an aggregate of approximately 6,125,930 shares of Common Stock have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire Common Stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences or ownership of Common Stock owned by them during the 90-day period following the effective date of the registration statement. Hambrecht and Quist LLC, in its sole discretion, may release any such shares at any time, without public announcement.

    In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Company's Common Stock during the cooling off period.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California. Brobeck, Phleger & Harrison LLP, Palo Alto, California, are acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

    The financial statements of SUGEN, Inc. at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  SUGEN, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Ernst & Young LLP, Independent Auditors..........................................................        F-2

Financial Statements:

  Balance Sheets...........................................................................................        F-3

  Statements of Operations.................................................................................        F-4

  Statement of Stockholders' Equity........................................................................        F-5

  Statements of Cash Flows.................................................................................        F-6

  Notes to Financial Statements............................................................................        F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
SUGEN, Inc.

    We have audited the accompanying balance sheets of SUGEN, Inc. as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SUGEN, Inc. at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Palo Alto, California
February 7, 1997

                                  SUGEN, INC.
                                 BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                   DECEMBER 31,
                                                                               ---------------------   JUNE 30,
                                                                                 1995        1996        1997
                                                                               ---------  ----------  -----------
                                                                                                      (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents..................................................  $   8,226  $   24,852   $   8,185
  Short-term investments.....................................................     45,027      31,482      34,679
  Accounts receivable........................................................        288         264         178
  Prepaid expenses and other current assets..................................        746         468         690
                                                                               ---------  ----------  -----------
    Total current assets.....................................................     54,287      57,066      43,732
Property and equipment, net..................................................      4,513       4,095       4,000
Other assets.................................................................        443         775         981
                                                                               ---------  ----------  -----------
                                                                               $  59,243  $   61,936   $  48,713
                                                                               ---------  ----------  -----------
                                                                               ---------  ----------  -----------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................................  $     652  $      852   $   2,558
  Accrued liabilities........................................................      3,587       7,406       6,789
  Deferred revenue...........................................................      6,558         375         375
  Capital lease obligations--current portion.................................      1,354       1,835       2,123
                                                                               ---------  ----------  -----------
    Total current liabilities................................................     12,151      10,468      11,845
Capital lease obligations--non-current portion...............................      3,651       2,938       3,226
Commitments
Stockholders' equity:
  Preferred stock, $.01 par value; 20,000,000 shares authorized, issuable in series; 300,000 shares designated as Series A Junior Participating
    Preferred Stock; none issued and outstanding.............................     --          --          --
  Common stock, $.01 par value; 30,000,000 shares authorized; shares issued and outstanding: 10,634,917, 12,993,450, and 13,117,854 at December 31,
    1995 and 1996 and June 30, 1997, respectively............................        106         130         131
  Additional paid-in capital.................................................     81,696     107,990     108,569
  Deferred compensation......................................................       (397)       (710)       (560)
  Note receivable from stockholder...........................................     --            (883)       (883)
  Accumulated deficit........................................................    (37,964)    (57,997)    (73,615)
                                                                               ---------  ----------  -----------
    Total stockholders' equity...............................................     43,441      48,530      33,642
                                                                               ---------  ----------  -----------
                                                                               $  59,243  $   61,936   $  48,713
                                                                               ---------  ----------  -----------
                                                                               ---------  ----------  -----------

                            See accompanying notes.

                                  SUGEN, INC.

                            STATEMENTS OF OPERATIONS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                              SIX MONTHS
                                                   YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                                          -----------------------------------------  ----------------------------
                                              1994          1995          1996           1996           1997
                                          ------------  ------------  -------------  -------------  -------------
                                                                                             (UNAUDITED)
Contract revenue (includes amounts from
  related party)........................  $      6,270  $     13,843  $      13,650  $       7,908  $       2,971
Costs and expenses:
  Research and development..............        17,079        23,226         29,792         14,332         16,576
  General and administrative............         3,106         5,086          5,529          2,967          2,990
                                          ------------  ------------  -------------  -------------  -------------
    Total costs and expenses............        20,185        28,312         35,321         17,299         19,566
                                          ------------  ------------  -------------  -------------  -------------

Operating loss..........................       (13,915)      (14,469)       (21,671)        (9,391)       (16,595)

Other income and expenses:
  Interest income.......................           529         1,988          2,481          1,288          1,303
  Interest expense......................          (278)         (494)          (691)          (354)          (344)
  Gain on sale of investment in
    Selectide...........................            --         1,006             --             --             --
                                          ------------  ------------  -------------  -------------  -------------
    Other income, net...................           251         2,500          1,790            934            959
                                          ------------  ------------  -------------  -------------  -------------
Net loss................................  $    (13,664) $    (11,969) $     (19,881) $      (8,457) $     (15,636)
                                          ------------  ------------  -------------  -------------  -------------
                                          ------------  ------------  -------------  -------------  -------------
Net loss per share......................  $      (4.15) $      (1.32) $       (1.81) $       (0.81) $       (1.20)
                                          ------------  ------------  -------------  -------------  -------------
                                          ------------  ------------  -------------  -------------  -------------
Shares used in computing net loss per
  share.................................     3,296,000     9,085,000     10,966,000     10,486,000     13,050,000
                                          ------------  ------------  -------------  -------------  -------------
                                          ------------  ------------  -------------  -------------  -------------

                            See accompanying notes.

                                  SUGEN, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                   CONVERTIBLE
                                                                 PREFERRED STOCK           COMMON STOCK       ADDITIONAL
                                                             -----------------------  ----------------------    PAID-IN
                                                               SHARES      AMOUNT      SHARES      AMOUNT       CAPITAL
                                                             ----------  -----------  ---------  -----------  -----------
BALANCES AT DECEMBER 31, 1993..............................  14,263,943   $     143   1,462,312   $      15    $  25,888
Issuance of Common Stock upon exercise of stock options....      --          --         115,652           1           75
Issuance of Common Stock for cash in connection with
  initial public offering, net of issuance costs of
  $2,188...................................................      --          --       2,780,117          28       18,635
Conversion of Preferred Stock into Common Stock in
  connection with initial public offering (net of $1 paid
  for fractional shares)...................................  (14,263,943)       (143) 3,803,619          38          104
Deferred compensation related to grant of certain stock
  options..................................................      --          --          --          --              392
Amortization of deferred compensation......................      --          --          --          --           --
Change in net unrealized losses on available-for-sale
  securities...............................................      --          --          --          --           --
Net loss...................................................      --          --          --          --           --
                                                             ----------       -----   ---------         ---   -----------
BALANCES AT DECEMBER 31, 1994..............................      --          --       8,161,700          82       45,094
Issuance of Common Stock upon exercise of stock options and
  in connection with an employee stock purchase plan.......      --          --         141,824           1          302
Placement of Common Stock for cash, net of issuance costs
  of $450..................................................      --          --       1,396,875          14       16,299
Issuance of Common Stock for cash to Zeneca, net of
  issuance costs of $150...................................      --          --         789,141           8       12,342
Issuance of Common Stock for cash to ASTA Medica, net of
  issuance costs of $50....................................      --          --         431,137           4        8,946
Issuance of Common Stock for services......................      --          --          15,000      --              139
Repurchase of Common Stock for cash from Selectide.........      --          --        (300,760)         (3)      (1,426)
Amortization of deferred compensation......................      --          --          --          --           --
Change in net unrealized losses on available-for-sale
  securities...............................................      --          --          --          --           --
Net loss...................................................      --          --          --          --           --
                                                             ----------       -----   ---------         ---   -----------
BALANCES AT DECEMBER 31, 1995..............................      --          --       10,634,917        106       81,696
Issuance of Common Stock upon exercise of stock options and
  in connection with an employee stock purchase plan,
  net......................................................      --          --         194,195           2          717
Issuance of Common Stock for cash and note in connection
  with the exercise of stock options.......................      --          --         132,333           1          883
Issuance of Common Stock for cash to Allergan, net of
  issuance costs of $32....................................      --          --         191,571           2        3,966
Issuance of Common Stock for cash in connection with the
  follow-on public offering, net of offering costs of
  $2,133...................................................      --          --       2,070,000          21       22,686
Issuance of Common Stock upon exercise of warrants, net....      --          --           5,434      --           --
Repurchase of Common Stock for cash from Amgen.............      --          --        (235,000)         (2)      (2,696)
Issuance of warrants for cash to Amgen.....................      --          --          --          --              200
Deferred compensation related to grant of certain stock
  options..................................................      --          --          --          --              538
Amortization of deferred compensation......................      --          --          --          --           --
Change in net unrealized losses on available-for-sale
  securities...............................................      --          --          --          --           --
Net loss...................................................      --          --          --          --           --
                                                             ----------       -----   ---------         ---   -----------
BALANCES AT DECEMBER 31, 1996..............................      --          --       12,993,450        130      107,990
Issuance of Common Stock upon exercise of stock options and
  in connection with an employee stock purchase plan, net
  (unaudited)..............................................      --          --         124,404           1          579
Amortization of deferred compensation (unaudited)..........      --          --          --          --           --
Change in net unrealized losses on available-for-sale
  securities (unaudited)...................................      --          --          --          --           --
Net loss (unaudited).......................................      --          --          --          --           --
                                                             ----------       -----   ---------         ---   -----------
BALANCES AT JUNE 30, 1997 (UNAUDITED)......................      --       $  --       13,117,854  $     131    $ 108,569
                                                             ----------       -----   ---------         ---   -----------
                                                             ----------       -----   ---------         ---   -----------

                                                                                  NOTE
                                                                               RECEIVABLE                       TOTAL

                                                                DEFERRED          FROM        ACCUMULATED   STOCKHOLDERS'

                                                              COMPENSATION     STOCKHOLDER      DEFICIT        EQUITY

                                                             ---------------  -------------  -------------  -------------

BALANCES AT DECEMBER 31, 1993..............................     $    (365)      $  --          $ (12,451)     $  13,230

Issuance of Common Stock upon exercise of stock options....        --              --             --                 76

Issuance of Common Stock for cash in connection with
  initial public offering, net of issuance costs of
  $2,188...................................................        --              --             --             18,663

Conversion of Preferred Stock into Common Stock in
  connection with initial public offering (net of $1 paid
  for fractional shares)...................................        --              --             --                 (1)

Deferred compensation related to grant of certain stock
  options..................................................          (392)         --             --             --

Amortization of deferred compensation......................           170          --             --                170

Change in net unrealized losses on available-for-sale
  securities...............................................        --              --               (155)          (155)

Net loss...................................................        --              --            (13,664)       (13,664)

                                                                    -----           -----    -------------  -------------

BALANCES AT DECEMBER 31, 1994..............................          (587)         --            (26,270)        18,319

Issuance of Common Stock upon exercise of stock options and
  in connection with an employee stock purchase plan.......        --              --             --                303

Placement of Common Stock for cash, net of issuance costs
  of $450..................................................        --              --             --             16,313

Issuance of Common Stock for cash to Zeneca, net of
  issuance costs of $150...................................        --              --             --             12,350

Issuance of Common Stock for cash to ASTA Medica, net of
  issuance costs of $50....................................        --              --             --              8,950

Issuance of Common Stock for services......................        --              --             --                139

Repurchase of Common Stock for cash from Selectide.........        --              --             --             (1,429)

Amortization of deferred compensation......................           190          --             --                190

Change in net unrealized losses on available-for-sale
  securities...............................................        --              --                275            275

Net loss...................................................        --              --            (11,969)       (11,969)

                                                                    -----           -----    -------------  -------------

BALANCES AT DECEMBER 31, 1995..............................          (397)         --            (37,964)        43,441

Issuance of Common Stock upon exercise of stock options and
  in connection with an employee stock purchase plan,
  net......................................................        --              --             --                719

Issuance of Common Stock for cash and note in connection
  with the exercise of stock options.......................        --                (883)        --                  1

Issuance of Common Stock for cash to Allergan, net of
  issuance costs of $32....................................        --              --             --              3,968

Issuance of Common Stock for cash in connection with the
  follow-on public offering, net of offering costs of
  $2,133...................................................        --              --             --             22,707

Issuance of Common Stock upon exercise of warrants, net....        --              --             --             --

Repurchase of Common Stock for cash from Amgen.............        --              --             --             (2,698)

Issuance of warrants for cash to Amgen.....................        --                                               200

Deferred compensation related to grant of certain stock
  options..................................................          (538)         --             --             --

Amortization of deferred compensation......................           225          --             --                225

Change in net unrealized losses on available-for-sale
  securities...............................................        --              --               (152)          (152)

Net loss...................................................        --              --            (19,881)       (19.881)

                                                                    -----           -----    -------------  -------------

BALANCES AT DECEMBER 31, 1996..............................          (710)           (883)       (57,997)        48,530

Issuance of Common Stock upon exercise of stock options and
  in connection with an employee stock purchase plan, net
  (unaudited)..............................................        --              --             --                580

Amortization of deferred compensation (unaudited)..........           150          --             --                150

Change in net unrealized losses on available-for-sale
  securities (unaudited)...................................        --              --                 18             18

Net loss (unaudited).......................................        --              --            (15,636)       (15,636)

                                                                    -----           -----    -------------  -------------

BALANCES AT JUNE 30, 1997 (UNAUDITED)......................     $    (560)      $    (883)     $ (73,615)     $  33,642

                                                                    -----           -----    -------------  -------------

                                                                    -----           -----    -------------  -------------


                            See accompanying notes.

                                  SUGEN, INC.
                            STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                                                 SIX MONTHS
                                                               YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                                           -------------------------------  --------------------
                                                             1994       1995       1996       1996       1997
                                                           ---------  ---------  ---------  ---------  ---------
                                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss.................................................  $ (13,664) $ (11,969) $ (19,881) $  (8,457) $ (15,636)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization..........................      1,009      1,629      2,308      1,080      1,500
  Deferred revenue.......................................       (395)     1,922     (6,183)    (4,942)    --
  Issuance of Common Stock for services..................     --            139     --         --         --
  Gain on sale of investment in Selectide................     --         (1,006)    --         --         --
  Changes in operating assets and liabilities:
    Accounts receivable..................................        (23)        35         24         76       (291)
    Prepaid expenses and other current assets............       (431)      (200)       278        123        155
    Other assets.........................................       (204)       (39)      (332)      (789)      (206)
    Accounts payable.....................................        296       (420)       200      1,143      1,706
    Accrued liabilities..................................        474      1,996      3,819      1,729       (617)
                                                           ---------  ---------  ---------  ---------  ---------
Net cash used in operating activities....................    (12,938)    (7,913)   (19,767)   (10,037)   (13,389)
                                                           ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of short-term investments......................    (11,917)   (57,118)   (27,998)    (7,949)   (15,394)
Maturities of short-term investments.....................      1,643     15,308     36,973     17,236      9,803
Sales of short-term investments..........................        998      6,873      4,418      4,418      2,412
Purchases of property and equipment, net.................     (1,304)    (2,042)    (1,665)      (666)    (1,255)
Proceeds from sale of investment in Selectide............     --          2,923     --         --         --
                                                           ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) investing activities......    (10,580)   (34,056)    11,728     13,039     (4,434)
                                                           ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Common Stock, net..............     18,738     37,916     27,395        424        580
Repurchase of Common Stock...............................     --         (1,429)    (2,698)    (2,698)    --
Proceeds from issuance of warrant........................     --         --            200        200     --
Proceeds from lease financing of property and
  equipment..............................................      1,580      2,109      1,247        632      1,534
Payments under capital lease obligations.................       (491)    (1,000)    (1,479)      (673)      (958)
                                                           ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) financing activities......     19,827     37,596     24,665     (2,115)     1,156
                                                           ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents.....     (3,691)    (4,373)    16,626        887    (16,667)
Cash and cash equivalents at beginning of period.........     16,290     12,599      8,226      8,226     24,852
                                                           ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period...............  $  12,599  $   8,226  $  24,852  $   9,113  $   8,185
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest.................  $     278  $     494  $     691  $     354  $     344
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
Equipment acquired under capital leases..................  $   1,090  $   1,059
                                                           ---------  ---------
                                                           ---------  ---------

                            See accompanying notes.

                                  SUGEN, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION

    SUGEN, Inc. (the "Company"), a Delaware corporation founded in July 1991, is a biopharmaceutical company focusing on the discovery and development of small molecule drugs which target specific cellular signal transduction pathways. Dysfunctional signal transduction pathways have been implicated in diseases such as cancer and diabetes, as well as in dermatologic, immunologic, cardiovascular and neurologic disorders. The Company pursues its drug discovery programs independently and in collaboration with other pharmaceutical companies.

    INTERIM FINANCIAL INFORMATION

    The financial information at June 30, 1997 and for each of the six-month periods ended June 30, 1996 and 1997 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. The results of the Company's operations for any interim period are not necessarily indicative of the results of the Company's operations for a full fiscal year.

    USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. All other liquid investments are classified as short-term investments. The Company limits its concentration of risk by diversifying its investments among a variety of industries and issuers.

    All debt securities are designated as available-for-sale and are carried at fair value, with the unrealized gains and losses reported in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are also included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities are included in interest income.

    REVENUE RECOGNITION

    Revenue from collaborative agreements is recorded when earned as defined under the terms of the agreements. Non-refundable fees received upon contract signing or terminations are recorded as deferred revenue and recognized as income when the related start-up or wind-down activities are performed, which is generally over a twelve month period or less. Non-refundable up-front fees received for previous research and development work performed are recognized in full upon contract execution. Periodic research funding payments are recognized as income when earned. All of the Company's revenue is derived from its collaborations.

                                  SUGEN, INC.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RESEARCH AND DEVELOPMENT EXPENSE

    Research and development expense consists of independent research and development costs, the costs associated with work performed under collaborations and the Company's sponsored funding of research projects performed by others. Research and development expenses include direct costs and research-related overhead expenses.

    DEPRECIATION AND AMORTIZATION

    Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are generally three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease.

    STOCK BASED COMPENSATION

    The Company generally grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and, accordingly, employs the intrinsic-value method to value stock option grants.

    NET LOSS PER SHARE

    Net loss per share is computed using the weighted average number of common shares outstanding. Common equivalent shares from stock options, convertible preferred stock, and warrants are excluded from the computation as their effect is antidilutive, except that through June 30, 1994, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued during the 12-month period prior to the initial filing of the registration statement for the initial public offering at prices substantially below the public offering price have been included in the calculation as if they were outstanding (using the treasury stock method and the public offering price for stock options and warrants and the if-converted method for convertible preferred stock).

    The following pro forma per share data is provided to present the calculation on a consistent basis for all periods presented. It has been computed as described above and also gives retroactive effect from the date of issuance to the conversion of convertible preferred stock which automatically converted to common shares upon the closing of the Company's initial public offering in October 1994.

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     1994
                                                                                 -------------
Pro forma net loss per share...................................................   $     (2.22)
                                                                                 -------------
                                                                                 -------------
Shares used in computing pro forma net loss per share..........................     6,143,000
                                                                                 -------------
                                                                                 -------------

    In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE ("SFAS 128"). Effective December 31, 1997, the Company will adopt SFAS 128. In accordance with the Statement, the Company will be required to change the method currently used to compute earnings per share and restate all prior periods. The impact of SFAS 128 on the calculation of basic and dilutive earnings per share is expected to have no impact on the net loss per share previously reported or to be presented at year end.

                                  SUGEN, INC.

2. INVESTMENTS

    The following is a summary of available-for-sale securities as of December 31 (in thousands):

                                                                              AVAILABLE-FOR-SALE SECURITIES
                                                       ----------------------------------------------------------------------------
                                                                       1995                                   1996
                                                       -------------------------------------  -------------------------------------

                                                                   UNREALIZED     ESTIMATED               UNREALIZED     ESTIMATED
                                                                     GAINS/         FAIR                    GAINS/         FAIR
                                                         COST       (LOSSES)        VALUE       COST       (LOSSES)        VALUE
                                                       ---------  -------------  -----------  ---------  -------------  -----------
U.S. Treasury securities and obligations of U.S.
  Government agencies................................  $  20,617    $      54     $  20,671   $  13,348    $     (21)    $  13,327
U.S. corporate notes.................................     19,177           59        19,236      16,409           (8)       16,401
Foreign debt securities..............................      7,073            8         7,081       1,726           (1)        1,725
U.S. corporate commercial paper......................      2,689           (1)        2,688      11,534           (2)       11,532
Repurchase agreements................................        850       --               850       8,036       --             8,036
Money market funds, certificates of deposit and
  other..............................................      2,727       --             2,727       5,313       --             5,313
                                                       ---------          ---    -----------  ---------          ---    -----------
                                                       $  53,133    $     120     $  53,253   $  56,366    $     (32)    $  56,334
                                                       ---------          ---    -----------  ---------          ---    -----------
                                                       ---------          ---    -----------  ---------          ---    -----------
Amounts included in:
  Cash equivalents...................................  $   8,227    $      (1)    $   8,226   $  24,853    $      (1)    $  24,852
  Short-term investments.............................     44,906          121        45,027      31,513          (31)       31,482
                                                       ---------          ---    -----------  ---------          ---    -----------
                                                       $  53,133    $     120     $  53,253   $  56,366    $     (32)    $  56,334
                                                       ---------          ---    -----------  ---------          ---    -----------
                                                       ---------          ---    -----------  ---------          ---    -----------

    The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

    As of December 31, 1996 the average portfolio duration was approximately four months and the longest contractual maturity did not exceed two years. Gross realized gains and losses were immaterial during 1995 and 1996.

3. INVESTMENT IN SELECTIDE CORPORATION

    In 1992, the Company signed a three-year collaborative agreement with Selectide Corporation ("Selectide"), a privately-held corporation. In connection with this agreement, the Company issued 300,760 shares of stock for junior preferred shares of Selectide valued at $1.9 million, which shares represented approximately 5% of the voting shares of Selectide as of December 31, 1994.

    In January 1995, the Company received approximately $2.9 million from the sale of its 5% ownership in Selectide to Marion Merrell Dow, Inc., resulting in a gain of approximately $1.0 million. The Company simultaneously repurchased the 300,760 shares of SUGEN Common Stock formerly held by Selectide for approximately $1.4 million, or $4.75 per share. The net proceeds to the Company from these transactions was approximately $1.5 million.

                                  SUGEN, INC.

4. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following at December 31 (in thousands):

                                                                                                   1995       1996
                                                                                                 ---------  ---------
Leasehold improvements.........................................................................  $   2,731  $   3,168
Office and computer equipment..................................................................      1,675      2,320
Laboratory equipment...........................................................................      2,313      2,896
                                                                                                 ---------  ---------
                                                                                                     6,719      8,384
Accumulated depreciation and amortization......................................................     (2,206)    (4,289)
                                                                                                 ---------  ---------
Net property and equipment.....................................................................  $   4,513  $   4,095
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

    Property and equipment under capital leases amounted to $6.2 million and $7.5 million as of December 31, 1995 and 1996 with related accumulated amortization of $1.9 million and $3.9 million, respectively.

5. ACCRUED LIABILITIES

    The components of accrued liabilities consist of the following (in thousands):

                                                                                        DECEMBER 31,
                                                                                    --------------------
                                                                                      1995       1996
                                                                                    ---------  ---------   JUNE 30,
                                                                                                             1997
                                                                                                          -----------
                                                                                                          (UNAUDITED)
Accrued research and development services.........................................  $   1,381  $   3,724   $   3,586
Accrued compensation..............................................................        657        883         962
Accrued professional fees.........................................................        344        524         516
Other.............................................................................      1,204      2,275       1,725
                                                                                    ---------  ---------  -----------
                                                                                    $   3,587  $   7,406   $   6,789
                                                                                    ---------  ---------  -----------
                                                                                    ---------  ---------  -----------

6. RESEARCH AND DEVELOPMENT COLLABORATION AGREEMENTS

    ALLERGAN, INC.

    In October 1996, the Company established a research and development collaboration with Vision Pharmaceuticals L.P., an affiliate of Allergan, Inc. and Allergan, Inc. (collectively, "Allergan"), to identify, develop and commercialize novel angiogenesis inhibitors for the treatment of ophthalmic diseases. The collaboration will also establish a comprehensive effort to identify and validate signal transduction targets for choroidal and retinal neovascularization. Allergan will have exclusive rights to all ophthalmic uses of collaboration products and know-how world-wide. In return, the Company received a $2.0 million initial payment for past research services, is receiving annual research funding and expects to receive additional fees upon the achievement of specified milestones and royalties on any product sales. In addition, the Company will have the right to contribute to clinical development costs on each program, thereby earning participation in the North American and European profits from successful products coming out of such programs over and above its royalty entitlement. Allergan also purchased 191,571 shares of SUGEN Common Stock at a price of $20.88 per share and participated in the Company's October 1996 financing (see Note 9), purchasing an additional 250,000 shares of Common Stock, thereby increasing its cumulative equity investment in SUGEN to $7.0 million.

                                  SUGEN, INC.

6. RESEARCH AND DEVELOPMENT COLLABORATION AGREEMENTS (CONTINUED)
    ASTA MEDICA AKTIENGESELLSCHAFT

    In December 1995, the Company established an oncology product development collaboration with ASTA Medica Aktiengesellschaft ("ASTA Medica") to develop, manufacture and bring to market SUGEN's oncology products based upon the cell signal transduction targets known as Pan-Her and Raf. The Company received a $4.0 million technology set-up fee, is receiving additional consideration in the form of services provided by ASTA Medica pursuant to the collaboration but on non-collaboration programs and will receive certain milestone payments tied to the success of the programs and royalty payments on sales in certain territories. The agreement provides for ASTA Medica to receive exclusive marketing rights to collaboration products in Greater Europe (including the former Soviet Union) and South America, subject to royalties to SUGEN. The Company retains marketing rights in the rest of the world, subject to royalties payable to ASTA Medica in most circumstances. Additionally, ASTA Medica purchased 431,137 shares of SUGEN Common Stock for $9.0 million, or $20.88 per share.

    ZENECA LIMITED--RELATED PARTY

    In January 1995, the Company established a collaboration with Zeneca Limited ("Zeneca") to pursue the research, development and commercialization of novel anti-cancer drugs targeting cell-surface receptors and intra-cellular signal transduction pathways. In connection with this agreement, the Company received an initial $5.0 million technology set-up fee, is receiving additional cash payments for annual research funding and will receive certain milestone payments (which may be offset against royalties over time) tied to the progress of compounds in the collaboration and royalties on worldwide sales of any collaboration products. The Company will also have the right to contribute to clinical development costs on each program, thereby earning participation in the North American profits from successful products coming out of such programs over and above its royalty entitlement.

    As a part of the collaboration agreement, Zeneca purchased 789,141 shares of the Company's Common Stock for $12.5 million, or $15.84 per share. This $12.5 million equity investment, combined with Zeneca's $7.5 million participation in SUGEN's October 1994 initial public offering, increased Zeneca's equity investment in SUGEN to $20.0 million and brought Zeneca's ownership in the Company to approximately 20%.

    Zeneca participated in the Company's October 1996 and September 1995 financings (see Note 9), purchasing an additional 509,000 and 281,875 shares of the Company's Common Stock, respectively. These additional investments maintained Zeneca's ownership level in SUGEN at approximately 20% and increased its cumulative equity investment in the Company to $29.5 million. Zeneca has committed not to increase its holdings above this level without the approval of SUGEN's Board of Directors.

    AMGEN INC.

    In December 1992, the Company established a research and development collaboration with Amgen Inc. ("Amgen") to discover and develop therapeutic and diagnostic products in neurobiology and a subset of hematopoiesis. As part of this collaboration, Amgen made a $4.0 million equity investment, which converted into 387,878 shares of the Company's Common Stock at the time of the Company's initial public offering. For the three-year period ended December 31, 1995, the Company received approximately $18.1 million of research funding from Amgen.

                                  SUGEN, INC.

6. RESEARCH AND DEVELOPMENT COLLABORATION AGREEMENTS (CONTINUED)

    In January 1996, the Company and Amgen reached an agreement to conclude their research collaboration one year earlier than originally planned due to their changed research priorities. Under the terms of this wind-down agreement, Amgen made a final cash payment to the Company of $2.5 million (of which $1.1 million was advanced in December 1995) and forgave certain advance payments already made to the Company for future research work which was recorded as wind-down revenue in 1996. Amgen also granted back to SUGEN exclusive worldwide rights to 22 propriety signal transduction targets discovered in the course of the collaboration, subject to royalty payments back to Amgen with respect to potential future product sales. In addition, in January 1996 the Company repurchased 235,000 shares of its Common Stock from Amgen at a price of $11.48 per share, thereby reducing Amgen's holdings of the Company's Common Stock to 152,878 shares. Amgen also purchased in January 1996 for $200,000 a seven-year warrant to purchase 200,000 shares of Common Stock at an exercise price of $15.50 per share.

7. LEASES

    In September 1995, the Company secured a $3.5 million capital lease line to fund facility improvements and equipment associated with the Company's research, development and administrative facilities. As of December 31, 1996, the Company had approximately $663,000 available under this lease line.

    The Company leases its office and laboratory facilities under operating leases through 1998 having renewal options ranging from three to five years. Rent expense for this and other operating leases amounted to $1.1 million, $1.4 million and $1.6 million for 1994, 1995 and 1996, respectively.

    Future minimum payments under capital and operating leases at December 31, 1996 are as follows (in thousands):

                                                                                     CAPITAL
                                                                                     LEASES      OPERATING LEASES
                                                                                  -------------  -----------------
Year ended December 31:
  1997..........................................................................    $   2,414        $   1,531
  1998..........................................................................        1,969            1,198
  1999..........................................................................        1,048               21
  2000..........................................................................          378           --
                                                                                  -------------         ------
  Total minimum lease payments..................................................        5,809        $   2,750
                                                                                  -------------         ------
                                                                                                        ------
  Amount representing interest..................................................       (1,036)
                                                                                  -------------
  Present value of minimum lease payments.......................................        4,773
  Less current portion..........................................................       (1,835)
                                                                                  -------------
  Non-current portion...........................................................    $   2,938
                                                                                  -------------
                                                                                  -------------

8. COMMITMENTS UNDER RESEARCH AND DEVELOPMENT PROGRAMS

    The Company from time to time enters into license and research agreements whereby the Company funds research projects performed by others or in-licenses compounds from third parties. Some of the agreements may require the Company to make milestone and royalty payments.

    Under these programs, commitments for research funding are approximately $2.3 million in 1997. A number of these agreements expire in late 1997; however, the Company anticipates renewing these agreements

                                  SUGEN, INC.

8. COMMITMENTS UNDER RESEARCH AND DEVELOPMENT PROGRAMS (CONTINUED) which will increase the future commitments of the Company. Most of these commitments are cancelable within a three to six month period and limit the amounts payable by the Company for sponsored research under the programs after notice of cancellation. Related research and development expenses under these programs were $3.7 million, $4.2 million and $3.5 million for 1994, 1995 and 1996, respectively.

9. STOCKHOLDERS' EQUITY

    PREFERRED SHARE PURCHASE RIGHTS PLAN

    In July 1995, the Board of Directors approved a Preferred Share Purchase Rights Plan (the "Rights Plan"). The Rights Plan provides for the distribution of a preferred stock purchase right as a dividend for each share of the Company's Common Stock. This right entitles stockholders to purchase stock in the Company or in an acquirer of the Company at a discounted price in the event of certain hostile efforts to acquire control of the Company. The rights may only be exercised, if at all, until the earlier of July 31, 2000, or the occurrence of certain events, and may be redeemed by the Company. At December 31, 1996, the rights were not exercisable.

    In connection with the Rights Plan, 300,000 shares of the authorized Preferred Stock were designated as Series A Junior Participating Preferred Stock ("Junior Preferred Stock"), of which one share is equivalent to 100 shares of Common Stock. Each share of Junior Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders and shall rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of the Company's Preferred Stock. Subject to the rights of the holders of any shares of Preferred Stock with respect to dividends, the holders of shares of Junior Preferred Stock, in preference to the holders of Common Stock, shall be entitled to receive, when, as and if declared by the Board of Directors quarterly dividends. As of December 31, 1996, no dividends had been declared and no shares were outstanding.

    COMMON STOCK

    In October and November 1994, the Company completed its initial public offering of 2,780,117 shares of Common Stock. The net proceeds to the Company were approximately $18.7 million. Upon effectiveness of the registration statement relating to the offering, all of the Preferred Stock outstanding automatically converted into 3,803,619 shares of Common Stock.

    In September 1995, the Company sold 1,396,875 shares of its Common Stock at a price of $12.00 per share, resulting in net proceeds of approximately $16.3 million.

    In October and November 1996, the Company completed a follow-on public offering of 2,070,000 shares of Common Stock at a price of $12.00 per share. The net proceeds to the Company were approximately $22.7 million.

    The total number of shares of Common Stock outstanding was 12,993,450 as of December 31, 1996, of which 76,874 were subject to repurchase. At December 31, 1996, the Company has reserved 3,021,660 shares of Common Stock for issuance upon exercise of warrants and options and 136,188 common shares for issuance under the Employee Stock Purchase Plan.

                                  SUGEN, INC.

9. STOCKHOLDERS' EQUITY (CONTINUED)
    WARRANTS

    The following warrants to purchase shares of common stock were issued in connection with various license and equipment lease financing arrangements (see
Note 6):

        WARRANTS OUTSTANDING AT DECEMBER 31, 1996
---------------------------------------------------------
 NUMBER OF    PRICE PER    AGGREGATE
  SHARES        SHARE        PRICE       EXPIRATION DATE
-----------  -----------  ------------  -----------------
   200,000    $   15.50   $  3,100,000  January 2003
   133,333        11.25      1,499,996  July 1997
    40,000         3.75        150,000  December 1999
    36,847        10.31        379,985  July 2000
    13,598        12.87        175,006  December 2001
     7,200        11.25         81,000  December 1999
     2,666         4.69         12,497  December 2001

    NOTE RECEIVABLE FROM STOCKHOLDER

    In August 1996, an officer of the Company exercised options to purchase 132,333 shares of Common Stock at prices ranging from $6.00 to $7.50 per share. As consideration for the purchase, the officer issued a full recourse Promissory Note (the "Stockholder Note") to the Company. The Stockholder Note bears interest of 6.84% per annum and is due and payable on August 29, 2001. However, in the event that the officer's continuous status as an employee, director or consultant with the Company is terminated for any reason prior to the payment in full of the Stockholder Note, the Stockholder Note shall be accelerated and all remaining unpaid principal and interest shall become due and payable on the 90th day following such termination. In addition, the officer has pledged the shares purchased with this Stockholder Note as collateral.

10. STOCK OPTION AND PURCHASE PLANS

    EMPLOYEE STOCK PURCHASE PLAN

    In April 1994, the Company adopted an Employee Stock Purchase Plan (the "ESPP") under which 200,000 shares of Common Stock were reserved for issuance. All employees of the Company, except those having a 5% or greater ownership stake in the Company, are eligible to participate in the ESPP provided that on the first day of an offering period they have been employed by the Company for at least 30 days and are customarily employed by the Company at least twenty hours per week and at least five months per calendar year. Offerings will generally be for six months, with the purchase price per share equal to the lower of 85% of the market value on the date granted (the beginning of the offering period) or on the date purchased. The next offering period ends on March 31, 1997. As of December 31, 1996, 63,812 shares had been issued under the ESPP.

    1992 STOCK OPTION PLAN

    The 1992 Stock Option Plan (the "Plan") provides for the grant of options to purchase shares of Common Stock to employees, including officers, directors, and consultants, upon terms determined by the Board of Directors. The options granted under this Plan may be either incentive stock options or nonstatutory stock options. As of December 31, 1996, an aggregate of 2.75 million shares of Common Stock had been reserved for issuance under this Plan, of which 650,000 shares are subject to stockholders' approval.

                                  SUGEN, INC.

10. STOCK OPTION AND PURCHASE PLANS (CONTINUED)
    Options granted under this Plan expire no later than ten years from the date of grant. The option price shall be at least 100% of the fair market value on the date of grant for incentive stock options. Nonstatutory options, may be granted as low as 85% of the fair market value on the date of grant. The options generally become exercisable over a period of four years from the date of grant. Options may be granted with different vesting terms from time to time as approved by the Board of Directors. The Plan has been amended to provide for automatic vesting of options granted upon a change of control, as defined.

    As of December 31, 1996, options to purchase 681,096 shares of Common Stock were exercisable, of which 109,929 shares would be subject to repurchase if all were exercised.

    Through December 31, 1994, the Company recorded deferred compensation expense for the difference between the exercise price and the deemed fair value for financial statement presentation purposes of the Company's Common Stock for certain options granted in 1993 and 1994. This deferred compensation expense aggregated $757,000 and is being amortized over the related vesting period.

    1994 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    In April 1994, the Board of Directors approved the 1994 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Common Stock to each person who is elected as a director of the Company and who is not otherwise employed by the Company (a "Non-Employee Director").

    Options granted under the Directors' Plan to Non-Employee Directors upon their initial election to the Board will vest and be exercisable in five equal annual installments commencing on the date one year after the date of the grant. Vesting is contingent upon the continuous service of the director. The Directors' Plan has been amended to provide for automatic vesting of options granted upon a change of control, as defined. Options granted annually to existing Non-Employee Directors vest in full on the date ten days prior to the date of the first annual meeting of stockholders of the Company subsequent to the date of the grant. The exercise price of options granted under the Directors' Plan must equal or exceed the fair market value of the Common Stock on the date of grant. Under this plan, 230,000 shares of Common Stock have been reserved for issuance. As of December 31, 1996, options for 128,000 shares had been issued and were outstanding, of which 122,000 and 61,000 shares were exercisable and subject to repurchase if exercised, respectively.

    LONG-TERM OBJECTIVES STOCK OPTION PLAN FOR SENIOR MANAGEMENT

    In July 1995, the Board of Directors adopted the Long-Term Objectives Stock Option Plan for Senior Management (the "Long-Term Plan"). The Long-Term Plan provides for the grant of options to purchase shares of Common Stock to certain senior officers, upon terms determined by the Board of Directors. The options granted under this Plan may be either incentive stock options or nonstatutory stock options. Options granted under this Plan expire no later than ten years from the date of grant. The option price shall be at least 100% of the fair market value on the date of grant for incentive stock options. Under this plan, 270,000 shares of Common Stock have been authorized for issuance.

    In August 1996, the Company amended the terms of the then outstanding options on 180,000 shares of Common Stock to modify the vesting provisions. The amendment resulted in $538,000 of deferred compensation which will be amortized over the remaining vesting period of approximately five years, or such shorter period as described below. The options, as amended in August 1996, vest over a period of approximately six

                                  SUGEN, INC.

10. STOCK OPTION AND PURCHASE PLANS (CONTINUED) years, but may be fully or partially accelerated if, in the opinion of the Board of Directors, certain specific performance objectives are met by December 31, 1997.

    As of December 31, 1996, options for 180,000 shares were outstanding, of which 135,000 shares and 128,250 shares were exercisable and subject to repurchase if exercised, respectively.

    ACCOUNTING FOR STOCK BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options generally equals the market price of the underlying stock on the date of grant, generally no compensation expense is recognized.

    Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 5.7% and 5.9%; dividend yields of 0%; volatility factors of the expected market price of the Company's Common Stock of .57; and a weighted-average expected life of the option of 3 years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31 follows:

                                                                           1995       1996
                                                                         ---------  ---------
Pro forma net loss (in thousands)......................................  $ (12,846) $ (21,813)
                                                                         ---------  ---------
                                                                         ---------  ---------
Pro forma net loss per share...........................................  $   (1.41) $   (1.99)
                                                                         ---------  ---------
                                                                         ---------  ---------

    The weighted average fair value of options granted during 1995 and 1996 was $3.55 and $5.39, respectively. Because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

                                  SUGEN, INC.

10. STOCK OPTION AND PURCHASE PLANS (CONTINUED)
    A summary of the Company's stock option activity under the Company's option plans which include the 1992 Stock Option Plan, the 1994 Non-Employee Directors' Plan and the Long-Term Objectives Stock Option Plan for Senior Management is as follows:

                                                                                               OUTSTANDING STOCK
                                                                                                    OPTIONS
                                                                                            -----------------------
                                                                                 SHARES                  WEIGHTED
                                                                               AVAILABLE                  AVERAGE
                                                                              FOR GRANT OF  NUMBER OF    PRICE PER
                                                                                OPTIONS       SHARES       SHARE
                                                                              ------------  ----------  -----------
Balances at December 31, 1993...............................................      155,516      515,485   $    0.83
Shares authorized...........................................................      500,000       --          --
Options granted.............................................................     (413,703)     413,703        5.06
Options exercised...........................................................       --         (115,652)       0.66
Options forfeited...........................................................       29,614      (29,614)       1.02
                                                                              ------------  ----------
Balances at December 31, 1994...............................................      271,427      783,922        3.08
Shares authorized...........................................................    1,300,000       --          --
Options granted.............................................................   (1,131,137)   1,131,137        8.31
Options exercised...........................................................       --         (112,261)       1.22
Options forfeited...........................................................       16,370      (16,370)       5.11
                                                                              ------------  ----------
Balances at December 31, 1995...............................................      456,660    1,786,428        6.49
Shares authorized...........................................................      650,000       --          --
Options granted.............................................................     (652,066)     652,066       12.08
Options exercised...........................................................       --         (305,072)       4.60
Options forfeited...........................................................      235,559     (235,559)       7.85
                                                                              ------------  ----------
Balances at December 31, 1996...............................................      690,153    1,897,863   $    8.54
                                                                              ------------  ----------
                                                                              ------------  ----------

    The following table summarizes information concerning currently outstanding options:

                                                                EXERCISABLE STOCK
                          OUTSTANDING STOCK OPTIONS                  OPTIONS
                   ----------------------------------------  ------------------------
                                  WEIGHTED
                                   AVERAGE       WEIGHTED                  WEIGHTED
    RANGE OF                      REMAINING       AVERAGE                   AVERAGE
    EXERCISE         NUMBER      CONTRACTUAL     EXERCISE     NUMBER OF    PRICE PER
     PRICES        OF SHARES        LIFE           PRICE       SHARES        SHARE
-----------------  ----------  ---------------  -----------  -----------  -----------
$0.38--$2.44          262,778           6.6      $    1.35      201,593    $    1.24
5.00--5.75             56,929           8.3           5.38       34,882         5.50
6.00--8.13            626,644           7.3           6.96      444,606         7.14
9.67--11.88           752,192           9.2          11.30      195,481        11.46
12.00--15.00          199,320           9.1          13.49       61,534        13.55
                   ----------                                -----------
$0.38--$15.00       1,897,863           8.2      $    8.54      938,096    $    7.13
                   ----------                                -----------
                   ----------                                -----------

                                  SUGEN, INC.

11. INCOME TAXES

    As of December 31, 1996, the Company had federal net operating loss carryforwards of approximately $55 million. The federal net operating loss carryforwards will expire at various dates beginning on 2006 through 2011.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

    Significant components of the Company's deferred tax assets for federal and state income taxes as of December 31 are as follows (in thousands):

                                                                            1995       1996
                                                                          ---------  ---------
Net operating loss carryforwards........................................  $  10,300  $  19,300
Research credits (expires 2006-2011)....................................      1,500      2,100
Capitalized R&D.........................................................        600      1,100
Deferred revenue........................................................        800        200
Other--net..............................................................      2,300        800
                                                                          ---------  ---------
Total deferred tax assets...............................................     15,500     23,500
Valuation allowance for deferred tax assets.............................    (15,500)   (23,500)
                                                                          ---------  ---------
Net deferred tax assets.................................................  $  --      $  --
                                                                          ---------  ---------
                                                                          ---------  ---------

    Due to the Company's history of losses, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $5.4 million and $5.1 million during 1994 and 1995, respectively.

    Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

12. RELATED PARTY TRANSACTIONS

    In 1992, the Company entered into a collaboration and licensing agreement with Selectide. The Chairman of the Board of Directors and Chief Executive Officer of the Company was also the Chairman of the Board of Directors of Selectide (see Note 3).

    In 1995, the Company entered into a collaboration agreement with Zeneca (see
Note 6). As of December 31, 1996, Zeneca owned approximately 20% of the Company's outstanding Common Stock.

    In 1996, the Company made a $100,000 investment in a China joint venture. The Chairman of the Board of Directors and Chief Executive Officer of the Company is also the Chairman and a director of the China joint venture.

    In January 1996, the Company entered into a license agreement with Zeneca for the dermatological use of a synthetic small molecule inhibitor. In connection with the Company's filing of an Investigational New Drug application ("IND") with the Food and Drug Administration ("FDA") for the clinical testing of this compound, SU5271, the Company paid Zeneca $200,000.

    In connection with the resignation of an officer in June 1996, the Company recorded approximately $500,000 in connection with the forgiveness of loans and salary continuation.

                                  SUGEN, INC.

12. RELATED PARTY TRANSACTIONS (CONTINUED)
    In August 1996, an officer and director of the Company exercised options to purchase 132,333 shares of Common Stock (see Note 9). As consideration for the purchase of these shares and related tax liability upon the exercise of the options, the officer issued a full recourse promissory note in the amount of $1.1 million to the Company, of which approximately $883,000 is included in stockholders' equity. In addition, the Company provided secured loans to certain key employees and officers to assist in the down payments for the purchase of their personal residences, all of which are forgivable after specified years of employment. Included in Other Assets are approximately $330,000 of loans receivable from certain key employees and officers at December 31, 1996.

13. EVENTS SUBSEQUENT TO DECEMBER 31, 1996 (UNAUDITED)

LEASE FINANCING

    In March 1997, the Company secured an additional capital lease line in the amount of $3.5 million for the purchase of equipment and facilities improvements. At June 30, 1997, the Company had $2.6 million available under this line.

FACILITY LEASE AGREEMENT

    In June 1997, the Company entered into a build-to-suit facility lease agreement. Construction of the new facility is targeted for completion during the fourth quarter of 1998, which coincides with the expiration of the Company's current facility leases.

DEBT OFFERING

    In September 1997, the Company completed the sale of $17.5 million principal amount of 5% Senior Custom Convertible Notes due 2000 (the "Notes"). The Notes were sold at par, mature on September 12, 2000 and bear interest at a rate of 5% per annum (payable in Common Stock or cash, at the Company's option). Beginning on December 12, 1997, the Notes may be converted, together with accrued and unpaid interest and subject to certain limitations, into shares of Common Stock at a conversion price equal to the average of the two lowest trade prices of the Common Stock during the 20 trading days immediately preceding the date of conversion (the "Conversion Price"). Beginning January 19, 1998, the Conversion Price may not exceed 115% of the average closing bid price of the Common Stock for the 20 trading days immediately preceding such date. In connection with the issuance of the Notes, the Company issued warrants to purchase up to 332,500 shares of Common Stock at an exercise price of $16.74 per share. Cash and non-cash issuance costs (including the fair value of the warrants) totalled approximately $2.6 million and are recorded as deferred expenses to be amortized to expense over the term of the Notes. No purchaser of the Notes will be allowed to convert Notes and/or warrants which would result in such person owning more than 4.9% of the then outstanding Common Stock.

    Upon the occurrence of certain events, at the election of the holders of the Notes, the Company may be required to redeem in cash all or a portion of the Notes at redemption prices which are at a premium to the face value of the Notes. If the Notes are not converted into Common Stock upon maturity in September 2000, the Notes will be exchanged for 13.75% five-year debentures. Pursuant to the terms of the Notes, in addition to other covenants, the Company has agreed to certain limitations on the incurrence of additional indebtedness.

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

        NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                PAGE
                                                -----
Available Information......................           2
Information Incorporated by Reference......           2
Prospectus Summary.........................           3
Risk Factors...............................           6
Forward Looking Statements.................          16
Use of Proceeds............................          17
Price Range of Common Stock................          17
Dividend Policy............................          17
Capitalization.............................          18
Dilution...................................          19
Selected Financial Data....................          20
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations................................          21
Business...................................          25
Management.................................          45
Principal Stockholders.....................          48
Underwriting...............................          50
Legal Matters..............................          51
Experts....................................          51
Index to Financial Statements..............         F-1

                                2,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS
                                 --------------

                               HAMBRECHT & QUIST

                                LEHMAN BROTHERS

                                 UBS SECURITIES

                                          , 1997

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